Exhibit 99.2

The Bank of N.T. Butterfield & Son Limited

Consolidated Balance Sheets (unaudited)

(In thousands of US dollars, except share and per share data)

	As at
	30 September 2016	31 December 2015
Assets
Cash and demand deposits with banks - Non-interest bearing	96,279	110,895
Demand deposits with banks - Interest bearing	453,699	378,629
Cash equivalents - Interest bearing	934,811	1,799,366
Cash due from banks	1,484,789	2,288,890
Securities purchased under agreement to resell	185,779	-
Short-term investments	995,082	409,482
Investment in securities
Trading	6,408	321,299
Available-for-sale	3,323,040	2,201,349
Held-to-maturity (fair value: $809,303 (2015: $701,495))	784,558	701,282
Total investment in securities	4,114,006	3,223,930
Loans
Loans	3,885,076	4,049,457
Allowance for credit losses	(49,194)	(49,302)
Loans, net of allowance for credit losses	3,835,882	4,000,155
Premises, equipment and computer software	171,177	183,378
Accrued interest	20,424	17,460
Goodwill	20,674	23,462
Intangible assets	43,927	27,669
Equity method investments	13,293	12,786
Other real estate owned	6,367	11,206
Other assets	87,060	77,145
Total assets	10,978,460	10,275,563

Liabilities
Customer deposits
Bermuda
Non-interest bearing	1,591,159	1,348,878
Interest bearing	4,064,453	2,922,830
Non-Bermuda
Non-interest bearing	537,091	532,867
Interest bearing	3,464,538	4,363,093
Total customer deposits	9,657,241	9,167,668
Bank deposits
Bermuda	240	403
Non-Bermuda	9,586	14,075
Total deposits	9,667,067	9,182,146
Employee benefit plans	121,822	122,135
Accrued interest	2,734	2,744
Preference share dividends payable	610	654
Other liabilities	104,542	100,530
Total other liabilities	229,708	226,063
Long-term debt	117,000	117,000
Total liabilities	10,013,775	9,525,209
Commitments, contingencies and guarantees (Note 10)

Shareholders’ equity
Preference share capital (USD 0.01 par; USD 1,000 liquidation preference) issued and outstanding: 182,863 (2015: 182,863)	2	2
Common share capital (BMD 0.01 par; authorised voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 53,248,307 (2015: 47,293,253)	532	473
Additional paid-in capital	1,356,734	1,225,344
Accumulated deficit	(314,364)	(368,618)
Less: treasury common shares, at cost: 462,396 shares (2015: 924,031)	(8,090)	(16,350)
Accumulated other comprehensive loss	(70,129)	(90,497)
Total shareholders’ equity	964,685	750,354
Total liabilities and shareholders’ equity	10,978,460	10,275,563

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Consolidated Statements of Operations (unaudited)

(In thousands of US dollars, except per share data)

	Three months ended		Nine months ended
	30 September 2016	30 September 2015	30 September 2016	30 September 2015
Non-interest income
Asset management	5,596	4,672	15,075	13,613
Banking	9,670	8,461	28,357	25,019
Foreign exchange revenue	6,474	7,631	23,222	23,571
Trust	11,585	9,854	32,533	30,010
Custody and other administration services	2,300	2,274	6,850	7,184
Other non-interest income	641	1,339	2,647	3,517
Total non-interest income	36,266	34,231	108,684	102,914
Interest income
Interest and fees on loans	47,282	46,698	142,017	139,273
Investments (none of the investment securities are intrinsically tax-exempt)
Trading	-	1,324	1,558	4,516
Available-for-sale	13,350	12,899	38,527	39,328
Held-to-maturity	5,599	2,918	16,054	8,219
Deposits with banks	2,602	1,542	6,191	4,762
Total interest income	68,833	65,381	204,347	196,098
Interest expense
Deposits	2,695	4,379	9,220	14,263
Long-term debt	1,134	1,035	3,339	3,806
Securities sold under repurchase agreements	6	-	118	8
Total interest expense	3,835	5,414	12,677	18,077
Net interest income before provision for credit recovery (losses)	64,998	59,967	191,670	178,021
Provision for credit losses	(307)	(901)	(5,271)	(3,095)
Net interest income after provision for credit recovery (losses)	64,691	59,066	186,399	174,926
Net trading gains	71	2,754	840	1,091
Net realised losses on available-for-sale investments	(3)	-	(81)	(269)
Net gains (losses) on other real estate owned	(117)	451	(426)	(353)
Net other gains (losses)	673	(145)	(117)	389
Total other gains	624	3,060	216	858
Total net revenue	101,581	96,357	295,299	278,698
Non-interest expense
Salaries and other employee benefits	42,365	32,117	105,790	97,089
Technology and communications	14,373	14,745	42,958	42,486
Property	5,356	5,667	15,498	16,003
Professional and outside services	4,057	5,821	13,485	13,938
Indirect taxes	4,235	4,166	11,630	12,274
Amortisation of intangible assets	1,151	1,112	3,486	3,327
Marketing	871	723	2,795	2,681
Restructuring costs	564	-	5,723	-
Other expenses	4,352	3,060	12,639	10,271
Total non-interest expense	77,324	67,411	214,004	198,069
Net income before income taxes	24,257	28,946	81,295	80,629
Income tax expense	(209)	(161)	(713)	(578)
Net income	24,048	28,785	80,582	80,051
Cash dividends declared on preference shares	(3,657)	(3,657)	(10,931)	(10,933)
Preference shares guarantee fee	(462)	(457)	(1,371)	(1,367)
Premium paid on repurchase of preference shares	-	-	-	(28)
Net income attributable to common shareholders	19,929	24,671	68,280	67,723

Earnings per common share
Basic earnings per share	0.41	0.53	1.45	1.36
Diluted earnings per share	0.41	0.52	1.42	1.33

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Consolidated Statements of Comprehensive Income (unaudited)

(In thousands of US dollars)

	Three months ended		Nine months ended
	30 September 2016	30 September 2015	30 September 2016	30 September 2015

Net income	24,048	28,785	80,582	80,051

Other comprehensive income (loss), net of taxes
Net change in unrealised gains and losses on translation of net investment in foreign operations	(770)	(1,875)	(5,207)	(2,210)
Accretion of net unrealised losses on held-to-maturity investments transferred from available-for-sale investments	21	-	(124)	-
Net change in unrealised gains and losses on available-for-sale investments	(2,146)	21,036	27,176	4,718
Employee benefit plans adjustments	(460)	166	(1,477)	(1,019)
Other comprehensive income, net of taxes	(3,355)	19,327	20,368	1,489

Total comprehensive income	20,693	48,112	100,950	81,540

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Nine months ended
	30 September 2016		30 September 2015
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of period	47,293,253	473	55,002,314	550
Conversion of contingent value preference shares	-	-	690,939	7
Retirement of shares	(2,393)	-	(8,400,000)	(84)
Issuance of common shares	5,957,447	59	-	-
Balance at end of period	53,248,307	532	47,293,253	473

Preference shares
Balance at beginning of period	182,863	2	183,046	2
Repurchase and cancellation of preference shares	-	-	(183)	-
Balance at end of period	182,863	2	182,863	2

Contingent value convertible preference shares
Balance at beginning of period	-	-	690,939	7
Conversion to common shares	-	-	(690,939)	(7)
Balance at end of period	-	-	-	-

Additional paid-in capital
Balance at beginning of period		1,225,344		1,353,477
Share-based compensation		13,464		5,550
Share-based settlements		(8,152)		(8,451)
Reduction of carrying value on repurchase of preference shares		-		(183)
Premium paid on repurchase of preference shares		-		(28)
Retirement of shares		(45)		(125,876)
Cost of issuance of common shares		(5,417)		-
Issuance of common shares, net of underwriting discounts and commissions		131,540		-
Balance at end of period		1,356,734		1,224,489

Accumulated deficit
Balance at beginning of period		(368,618)		(405,056)
Net income for period		80,582		80,051
Common share cash dividends declared and paid, $0.30 per share (2015 $0.40 per share)		(14,025)		(20,216)
Cash dividends declared on preference shares, $60.00 per share (2015: $60.00 per share)		(10,931)		(10,933)
Preference shares guarantee fee		(1,372)		(1,367)
Balance at end of period		(314,364)		(357,521)

Treasury common shares
Balance at beginning of period	924,031	(16,350)	1,277,060	(22,086)
Purchase of treasury common shares	97,053	(1,588)	240,718	(4,692)
Share-based settlements	(558,686)	9,848	(529,508)	9,292
Fractional share payout	(2)	-	-	-
Balance at end of period	462,396	(8,090)	988,270	(17,486)

Accumulated other comprehensive loss
Balance at beginning of period		(90,497)		(77,520)
Other comprehensive income, net of taxes		20,368		1,489
Balance at end of period		(70,129)		(76,031)
Total shareholders’ equity		964,685		773,926

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Consolidated Statements of Cash Flows (unaudited)

(In thousands of US dollars)

	Nine months ended
	30 September 2016	30 September 2015
Cash flows from operating activities
Net income	80,582	80,051
Adjustments to reconcile net income to operating cash flows
Depreciation and amortisation	38,600	38,060
Provision for credit losses	5,271	3,095
Share-based payments and settlements	13,795	5,760
Net realised losses on available-for-sale investments	81	269
Equity pick up on private equity partnership investment	(65)	-
(Gain) on sale of premises and equipment	(8)	(164)
Net losses on other real estate owned	426	353
(Increase) in carrying value of equity method investments	(948)	(906)
Fair value adjustments of a contingent payment	895	-
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable	(3,566)	2,257
(Increase) decrease in other assets	(13,157)	1,835
Increase (decrease) in accrued interest payable	303	(416)
Increase (decrease) in employee benefit plans and other liabilities	5,675	(2,165)
Cash provided by operating activities	127,884	128,029

Cash flows from investing activities
Increase in securities purchased under agreement to resell	(185,779)	-
Net (increase) decrease in short-term investments	(601,012)	59,019
Net change in trading investments	314,891	74,370
Available-for-sale investments: proceeds from sale	32,256	6,056
Available-for-sale investments: proceeds from maturities and pay downs	450,665	312,817
Available-for-sale investments: purchases	(1,666,666)	(687,342)
Held-to-maturity investments: proceeds from maturities and pay downs	49,127	16,620
Held-to-maturity investments: purchases	(60,484)	(50,283)
Net decrease in loans	91,123	15,516
Additions to premises, equipment and computer software	(6,461)	(3,154)
Proceeds from sale of other real estate owned	5,073	3,295
Dividends received on equity method investments	441	987
Cash disbursed for business acquisitions	(9,033)	-
Cash used in investing activities	(1,585,859)	(252,099)

Cash flows from financing activities
Net increase in demand and term deposit liabilities	632,563	508,193
Proceeds from issuance of common shares, net of underwriting discounts and commissions	131,600	-
Cost of issuance of common shares	(5,417)	-
Proceeds from loans sold under agreement to repurchase	5,152	-
Cost of repurchase of loans under agreement to repurchase	(5,152)	-
Common shares repurchased	(1,634)	(130,652)
Preference shares repurchased	-	(211)
Proceeds from stock option exercises	1,366	630
Cash dividends paid on common and contingent value convertible preference shares	(14,025)	(20,216)
Cash dividends paid on preference shares	(10,972)	(10,975)
Preference shares guarantee fee paid	(1,372)	(1,367)
Cash provided by financing activities	732,109	345,402
Net effect of exchange rates on cash due from banks	(78,235)	(22,318)
Net increase (decrease) in cash due from banks	(804,101)	199,014
Cash due from banks at beginning of period	2,288,890	2,063,311
Cash due from banks at end of period	1,484,789	2,262,325

The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

The Bank of N.T. Butterfield & Son Limited (“Butterfield”, the “Bank” or the “Company”) is incorporated under the laws of Bermuda and has a banking licence under the Bank and Deposit Companies Act, 1999. Butterfield is regulated by the Bermuda Monetary Authority (“BMA”), which operates in accordance with Basel principles.

Butterfield is a full service community bank in Bermuda and Cayman and a provider of specialised wealth management services in all its jurisdictions. Services offered include retail, private and corporate banking, treasury, custody, asset management and personal and institutional trust services. The Bank provides such services from six jurisdictions: Bermuda, Cayman, Guernsey, Switzerland, The Bahamas and the United Kingdom. The Bank holds all applicable licences required in the jurisdictions in which it operates.

On 16 September 2016, the Bank’s common shares began to trade on the New York Stock Exchange under the symbol “NTB”. On 21 September 2016, the Bank completed its offering of 5,957,447 common shares, at $23.50 per share. The proceeds, net of the underwriting discounts and commissions, were $131.6 million.

Note 2: Significant accounting policies

The accompanying unaudited interim consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and should be read in conjunction with the Bank’s audited financial statements for the year ended 31 December 2015.

In the opinion of Management, these unaudited interim consolidated financial statements reflect all adjustments (consisting principally of normal recurring accruals) considered necessary for a fair statement of the Bank’s financial position and results of operations as at the end of and for the periods presented. The Bank’s results for interim periods are not necessarily indicative of results for the full year.

The preparation of financial statements in conformity with US GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While Management believes that the amounts included in the unaudited interim consolidated financial statements reflect its best estimates and assumptions, actual results could differ from those estimates. The Bank’s principal estimates include:

• Allowance for credit losses

• Fair value and impairment of financial instruments

• Impairment of long-lived assets

• Impairment of goodwill

• Employee benefit plans

• Share-based payments

On 1 January 2016, the Bank changed its financial statements’ reporting currency from Bermuda dollars to United States (“US”) dollars for all periods presented. Assets, liabilities, revenues and expenses denominated in Bermuda dollars are translated to US dollars at par and consequently, this change in reporting currency has not resulted in a change in comparative amounts presented in the financial statements.

The following accounting developments were issued during the nine months ended 30 September 2016:

In January 2016, the FASB published Accounting Standards Update No. 2016-01 Financial Instruments — Overall (Subtopic 825-10) which: 1) requires that equity securities be measured at fair value with changes in the fair value recognised through net income; 2) allow certain equity investments to be re-measured at fair value either upon the occurrence of an observable price change or upon identification of an impairment (qualitative assessment being allowed); 3) requires public business entities that are required to disclose fair value of financial instruments on the balance sheet to measure that fair value using the exit price notion consistent with Topic 820, Fair Value Measurement; 4) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option; and, 5) requires enhanced disclosures about certain financial assets and financial liabilities. This update is effective for public business entities for fiscal years, and interim periods with in those fiscal years, beginning after 15 December 2017. Except for the early application guidance in the update, early adoption of the amendments is not permitted. The Bank is assessing the impact of the adoption of this guidance.

In February 2016, FASB published Accounting Standards Update No. 2016-02 Leases (Topic 842) which requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. This update is effective for public business entities for fiscal years, and interim periods with in those fiscal years, beginning after 15 December 2018. Early application is permitted. The Bank is assessing the impact of the adoption of this guidance.

In March 2016, FASB published Accounting Standards Update No. 2016-08 Revenue from Contracts with Customers (Topic 606). The amendments in this update are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The amendments in this update affect the guidance in ASU 2014-09 which is not yet effective. The effective date for this update is the same as for ASU 2015-14 which defers the effective date of ASU 2014-09 by one year resulting in the effective date being fiscal years, and interim periods with in those fiscal years, beginning after 15 December 2017. Earlier application is permitted only as of annual reporting periods beginning after 15 December 2016, including interim reporting periods within that reporting period. The Bank is assessing the impact of the adoption of this guidance.

In March 2016, FASB published Accounting Standards Update No. 2016-09 Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this update are intended to simplify various aspects of the accounting for share-based payments including accounting for the income tax effects of share-based payments, minimum statutory tax withholding requirements and forfeitures. This update is effective for public business entities for fiscal years, and interim periods with in those fiscal years after 15 December 2016, and early adoption is permitted. The Bank is assessing the impact of the adoption of this guidance.

In April 2016, FASB published Accounting Standards Update No. 2016-10 Revenue from Contracts with Customers (Topic 606). The amendments in this update are intended to clarify the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. The amendments in this update affect the guidance in ASU 2014-09 which is not yet effective. The effective date for this update is the same as for ASU 2015-14 which defers the effective date of ASU 2014-09 by one year resulting in the effective date being fiscal years, and interim periods with in those fiscal years, beginning after 15 December 2017. Earlier application is permitted only as of annual reporting periods beginning after 15 December 2016, including interim reporting periods within that reporting period. The Bank is assessing the impact of the adoption of this guidance.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

In May 2016, FASB published Accounting Standards Update No. 2016-12 Narrow-Scope Improvements and Practical Expedients, which further amends the guidance in ASU 2014-09 which is not yet effective. The amendments address certain implementation issues identified by the FASB’s transition resource group and clarify, rather than change, the new revenue standard’s core revenue recognition principles. The effective date for this update is the same as for ASU 2015-14 which defers the effective date of ASU 2014-09 by one year resulting in the effective date being fiscal years, and interim periods with in those fiscal years, beginning after 15 December 2017. Earlier application is permitted only as of annual reporting periods beginning after 15 December 2016, including interim reporting periods within that reporting period. The Bank is assessing the impact of the adoption of this guidance.

In June 2016, FASB published Accounting Standards Update No. 2016-13 Financial Instruments — Credit Losses. The amendments in this update provide a new impairment model, known as the current expected credit loss model that is based on expected losses rather than incurred losses. The amendments in this update are also intended to reduce the complexity and reduce the number of impairment models entities use to account for debt instruments. For public business entities that meet the U.S. GAAP definition of an SEC filer, the effective date for this update for fiscal years beginning after 15 December 2019, including interim periods within those fiscal years. The Bank is assessing the impact of the adoption of this guidance.

In August 2016, FASB published Accounting Standards Update No. 2016-15 Statement of Cash Flows (Topic 230). The amendments in this update provide guidance on eight specific cash flow issues regarding their presentation and classification on the Statement of Cash Flows. The eight specific areas are: debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments of other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies), distributions received from equity method investees, beneficial interest in securitization transactions, and separately identifiable cash flows and application of the predominance principle. This update is effective for public business entities for fiscal years, and interim periods within those fiscal years, after 15 December 2017, and early adoption is permitted. The Bank is assessing the impact of the adoption of this guidance.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 3: Cash due from banks

	30 September 2016			31 December 2015
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Non-interest bearing
Cash and demand deposits with banks	25,616	70,663	96,279	31,199	79,696	110,895

Interest bearing¹
Demand deposits with banks	233,945	219,754	453,699	130,589	248,040	378,629
Cash equivalents	196,145	738,666	934,811	691,439	1,107,927	1,799,366
Sub-total - Interest bearing	430,090	958,420	1,388,510	822,028	1,355,967	2,177,995

Total cash due from banks	455,706	1,029,083	1,484,789	853,227	1,435,663	2,288,890

¹ Interest bearing cash due from banks includes certain demand deposits with banks as at 30 September 2016 in the amount of $440.6 million (31 December 2015: $306.9 million) that are earning interest at a negligible rate.

Note 4: Short-term investments

	30 September 2016			31 December 2015
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Unrestricted
Maturing within three months	904,178	25,199	929,377	-	104,249	104,249
Maturing between three to six months	-	50,777	50,777	99,810	192,118	291,928
Maturing between six to twelve months	-	3,510	3,510	-	796	796
Total unrestricted short-term investments	904,178	79,486	983,664	99,810	297,163	396,973

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand deposits	11,418	-	11,418	12,509	-	12,509
Total short-term investments	915,596	79,486	995,082	112,319	297,163	409,482

Note 5: Investment in securities

Amortised Cost, Carrying Amount and Fair Value

On the consolidated balance sheets, trading and available-for-sale (“AFS”) investments are carried at fair value and held-to-maturity (“HTM”) investments are carried at amortised cost.

	30 September 2016				31 December 2015
	Amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value	Amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value
Trading
US government and federal agencies	-	-	-	-	278,500	2,347	(1,504)	279,343
Non-US governments debt securities	-	-	-	-	7,483	6	-	7,489
Asset-backed securities - Student loans	-	-	-	-	28,845	-	(560)	28,285
Mutual funds	5,187	1,221	-	6,408	5,739	903	(460)	6,182
Total trading	5,187	1,221	-	6,408	320,567	3,256	(2,524)	321,299

Available-for-sale
US government and federal agencies	2,368,932	20,265	(3,812)	2,385,385	1,399,456	8,812	(3,769)	1,404,499
Non-US governments debt securities	28,574	247	(1,053)	27,768	29,275	300	-	29,575
Corporate debt securities	515,245	5,888	(162)	520,971	505,139	3,779	(2,774)	506,144
Asset-backed securities - Student loans	13,290	-	(930)	12,360	13,291	-	(1,130)	12,161
Commercial mortgage-backed securities	152,155	3,252	(47)	155,360	153,046	9	(4,329)	148,726
Residential mortgage-backed securities	219,167	2,315	(286)	221,196	101,382	-	(1,138)	100,244
Total available-for-sale	3,297,363	31,967	(6,290)	3,323,040	2,201,589	12,900	(13,140)	2,201,349

Held-to-maturity¹
US government and federal agencies	784,558	24,745	-	809,303	701,282	5,365	(5,152)	701,495
Total held-to-maturity	784,558	24,745	-	809,303	701,282	5,365	(5,152)	701,495

¹ For the nine months ended 30 September 2016 and the year ended 31 December 2015, non-credit impairments recognised in accumulated other comprehensive loss (“AOCL”) for HTM investments were nil.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Investments with Unrealised Loss Positions

The Bank does not believe that the AFS and HTM investment securities that were in an unrealised loss position as of 30 September 2016 (and 31 December 2015), which were comprised of 49 securities representing 26% of the AFS and HTM portfolios’ fair value (31 December 2015: 99 and 54%, repectively), represent an other-than-temporary impairment (“OTTI”). Total gross unrealised losses were 0.6% (31 December 2015: 1.1%) of the fair value of affected securities and were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. Due to a strategic change in the investment portfolio composition during the year ended 31 December 2015, several AFS securities were sold while being in an unrealised loss position. The Bank considers this to be a one-time event, and has determined that it is more likely than not that the Bank will not be required to sell, nor does the Bank have the intent to sell any of the remaining investment securities before recovery of the amortised cost basis. The following describes the processes for identifying credit impairment in security types with the most significant unrealised losses as shown in the preceding tables.

Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

Management believes that all the Non-US governments debt securities securities do not have any credit losses, given the explicit guarantee provided by the issuing government.

The unrealised losses in Corporate debt securities relate primarily to three debt securities rated A or A-. Management believes that the value of these securities will recover and the current unrealised loss positions are a result of interest rate movements.

Investments in Asset-backed securities - Student loans are composed primarily of securities collateralised by Federal Family Education Loan Program loans (“FFELP loans”). FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralisation, subordination and excess spread, which collectively total in excess of 100%. Accordingly, the vast majority of FFELP loan-backed securities are not exposed to traditional consumer credit risk.

Investments in Commercial mortgage-backed securities relate to one senior security rated “AAA” and possess significant subordination, a form of credit enhancement expressed hereafter as the percentage of pool losses that can occur before the senior security held by the Bank will incur its first dollar of principal loss. No credit losses were recognised on this security as credit support and the weighted average loan-to-value ratio (“LTV”) was 30%. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.

Investments in Residential mortgage-backed securities relate to two securities which are rated “AAA” and possess significant credit enhancement as described above. No credit losses were recognised on these securities as there are no delinquencies over 60 days on the underlying mortgages and the weighted average credit support and LTV ratios range from 11% - 16% and 64% - 69%, respectively.

In the following tables, debt securities with unrealised losses that are not deemed to be other-than-temporary-impairment (“OTTI”) are categorised as being in a loss position for “less than 12 months” or “12 months or more” based on the point in time that the fair value most recently declined below the amortised cost basis.

	Less than 12 months		12 months or more
30 September 2016	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses	Total fair value	Total gross unrealised losses
Available-for-sale securities with unrealised losses
US government and federal agencies	552,185	(1,394)	378,060	(2,418)	930,245	(3,812)
Non-US governments debt securities	21,679	(1,053)	-	-	21,679	(1,053)
Corporate debt securities	53,046	(162)	-	-	53,046	(162)
Asset-backed securities - Student loans	-	-	12,360	(930)	12,360	(930)
Commercial mortgage-backed securities	-	-	9,717	(47)	9,717	(47)
Residential mortgage-backed securities	47,783	(286)	-	-	47,783	(286)
Total available-for-sale securities with unrealised losses	674,693	(2,895)	400,137	(3,395)	1,074,830	(6,290)

	Less than 12 months		12 months or more
31 December 2015	Fair value	Gross unrealised losses	Fair value	Gross unrealised losses	Total fair value	Total gross unrealised losses
Available-for-sale securities with unrealised losses
US government and federal agencies	364,939	(865)	177,224	(2,904)	542,163	(3,769)
Corporate debt securities	253,991	(1,480)	38,706	(1,294)	292,697	(2,774)
Asset-backed securities - Student loans	-	-	12,160	(1,130)	12,160	(1,130)
Commercial mortgage-backed securities	-	-	147,822	(4,329)	147,822	(4,329)
Residential mortgage-backed securities	90,220	(660)	10,024	(478)	100,244	(1,138)
Total available-for-sale securities with unrealised losses	709,150	(3,005)	385,936	(10,135)	1,095,086	(13,140)

Held-to-maturity securities with unrealised losses
US government and federal agencies	217,768	(2,138)	241,855	(3,014)	459,623	(5,152)

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Investment Maturities

The following table presents the remaining maturities of the Bank’s securities. For mortgage-backed securities (primarily US government agencies), management presents the maturity date as the mid-point between the reporting and expected contractual maturity date which is determined assuming no future prepayments. By using the aforementioned mid-point, this date represents management’s best estimate of the date by which the remaining principal balance will be repaid given future principal repayments of such securities. The actual maturities may differ due to the uncertainty of the timing when borrowers make prepayments on the underlying mortgages.

	Remaining term to maturity
30 September 2016	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Carrying amount
Trading
Mutual funds	-	-	-	-	-	6,408	6,408
Total trading	-	-	-	-	-	6,408	6,408

Available-for-sale
US government and federal agencies	-	-	36,800	139,759	2,208,826	-	2,385,385
Non-US governments debt securities	680	680	4,729	21,679	-	-	27,768
Corporate debt securities	-	51,869	469,102	-	-	-	520,971
Asset-backed securities - Student loans	-	-	-	-	12,360	-	12,360
Commercial mortgage-backed securities	-	-	39,331	116,029	-	-	155,360
Residential mortgage-backed securities	-	-	88,654	30,189	102,353	-	221,196
Total available-for-sale	680	52,549	638,616	307,656	2,323,539	-	3,323,040

Held-to-maturity
US government and federal agencies	-	-	-	35,365	749,193	-	784,558
Total investments	680	52,549	638,616	343,021	3,072,732	6,408	4,114,006

Total by currency
US dollars	680	52,549	638,616	343,021	3,072,732	6,151	4,113,749
Other	-	-	-	-	-	257	257
Total investments	680	52,549	638,616	343,021	3,072,732	6,408	4,114,006

	Remaining term to maturity
31 December 2015	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific maturity	Carrying amount
Trading
US government and federal agencies	-	24,874	8,497	53,248	192,724	-	279,343
Non-US governments debt securities	7,489	-	-	-	-	-	7,489
Asset-backed securities - Student loans	-	-	28,285	-	-	-	28,285
Mutual funds	-	-	-	-	-	6,182	6,182
Total trading	7,489	24,874	36,782	53,248	192,724	6,182	321,299

Available-for-sale
US government and federal agencies	-	-	126,163	202,385	1,075,951	-	1,404,499
Non-US governments debt securities	-	1,360	5,399	22,816	-	-	29,575
Corporate debt securities	60,493	55,649	351,296	38,706	-	-	506,144
Asset-backed securities - Student loans	-	-	-	-	12,161	-	12,161
Commercial mortgage-backed securities	-	-	-	42,532	106,194	-	148,726
Residential mortgage-backed securities	-	-	-	-	100,244	-	100,244
Total available-for-sale	60,493	57,009	482,858	306,439	1,294,550	-	2,201,349

Held-to-maturity
US government and federal agencies	-	-	-	45,664	655,618	-	701,282
Total investments	67,982	81,883	519,640	405,351	2,142,892	6,182	3,223,930

Total by currency
US dollars	67,982	81,883	519,640	405,351	2,142,892	5,903	3,223,651
Other	-	-	-	-	-	279	279
Total investments	67,982	81,883	519,640	405,351	2,142,892	6,182	3,223,930

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Pledged Investments

The Bank pledges certain US government and federal agencies investment securities to further secure the Bank’s issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	30 September 2016		31 December 2015
Pledged Investments	Amortised cost	Fair value	Amortised cost	Fair value
Available-for-sale	254,196	261,711	304,493	307,513
Held-to-maturity	292,965	301,436	372,546	372,868

Sale Proceeds and Realised Gains and Losses of AFS Securities	Nine months ended 30 September 2016			Nine months ended 30 September 2015
AFS securities sold	Sale proceeds	Realised gains	Realised losses	Sale proceeds	Realised gains	Realised losses
US government and federal agencies	32,256	-	(81)	6,056	-	(269)

Taxability of Interest Income

None of the investments’ interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The “Bermuda” and “Non-Bermuda” classifications purpose is to reflect management segment reporting as described in Note 12: Segmented information.

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal, business and government loans are generally repayable over terms not exceeding five years. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The effective yield on total loans as at 30 September 2016 is 4.71% (31 December 2015: 4.57%).

	30 September 2016			31 December 2015
	Bermuda	Non-Bermuda	Total	Bermuda	Non-Bermuda	Total
Commercial loans
Government	294,648	20,155	314,803	202,776	22,402	225,178
Commercial and industrial	125,328	187,178	312,506	121,466	221,243	342,709
Commercial overdrafts	23,060	4,847	27,907	34,997	5,736	40,733
Total gross commercial loans	443,036	212,180	655,216	359,239	249,381	608,620
Less specific allowance for credit losses	(590)	-	(590)	(590)	-	(590)
Net commercial loans	442,446	212,180	654,626	358,649	249,381	608,030

Commercial real estate loans
Commercial mortgage	380,512	226,008	606,520	415,747	249,622	665,369
Construction	21,834	8,714	30,548	5,396	8,211	13,607
Total gross commercial real estate loans	402,346	234,722	637,068	421,143	257,833	678,976
Less specific allowance for credit losses	(3,352)	-	(3,352)	(727)	(2,224)	(2,951)
Net commercial real estate loans	398,994	234,722	633,716	420,416	255,609	676,025

Consumer loans
Automobile financing	13,018	7,013	20,031	12,308	7,556	19,864
Credit card	58,382	20,511	78,893	59,119	19,839	78,958
Overdrafts	5,241	2,772	8,013	4,750	8,165	12,915
Other consumer	31,158	67,794	98,952	32,022	84,062	116,084
Total gross consumer loans	107,799	98,090	205,889	108,199	119,622	227,821
Less specific allowance for credit losses	(274)	-	(274)	(274)	-	(274)
Net consumer loans	107,525	98,090	205,615	107,925	119,622	227,547

Residential mortgage loans	1,228,183	1,158,720	2,386,903	1,243,221	1,290,819	2,534,040
Less specific allowance for credit losses	(10,869)	(698)	(11,567)	(13,411)	(1,879)	(15,290)
Net residential mortgage loans	1,217,314	1,158,022	2,375,336	1,229,810	1,288,940	2,518,750

Total gross loans	2,181,364	1,703,712	3,885,076	2,131,802	1,917,655	4,049,457
Less specific allowance for credit losses	(15,085)	(698)	(15,783)	(15,002)	(4,103)	(19,105)
Less general allowance for credit losses	(21,608)	(11,803)	(33,411)	(20,176)	(10,021)	(30,197)
Net loans	2,144,671	1,691,211	3,835,882	2,096,624	1,903,531	4,000,155

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Age Analysis of Past Due Loans (Including Non-Accrual Loans)

The following tables summarise the past due status of the loans as at 30 September 2016 and 31 December 2015. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

30 September 2016	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total loans
Commercial loans
Government	-	-	-	-	314,803	314,803
Commercial and industrial	376	2	624	1,002	311,504	312,506
Commercial overdrafts	-	-	8	8	27,899	27,907
Total commercial loans	376	2	632	1,010	654,206	655,216

Commercial real estate loans
Commercial mortgage	45	10,997	6,142	17,184	589,336	606,520
Construction	-	-	-	-	30,548	30,548
Total commercial real estate loans	45	10,997	6,142	17,184	619,884	637,068

Consumer loans
Automobile financing	62	34	278	374	19,657	20,031
Credit card	355	318	237	910	77,983	78,893
Overdrafts	-	-	7	7	8,006	8,013
Other consumer	1,578	300	1,339	3,217	95,735	98,952
Total consumer loans	1,995	652	1,861	4,508	201,381	205,889

Residential mortgage loans	32,361	7,127	62,317	101,805	2,285,098	2,386,903

Total gross loans	34,777	18,778	70,952	124,507	3,760,569	3,885,076

31 December 2015	30 - 59 days	60 - 89 days	More than 90 days	Total past due loans	Total current	Total loans
Commercial loans
Government	-	-	-	-	225,178	225,178
Commercial and industrial	11	14	608	633	342,076	342,709
Commercial overdrafts	-	-	25	25	40,708	40,733
Total commercial loans	11	14	633	658	607,962	608,620

Commercial real estate loans
Commercial mortgage	1,133	-	6,658	7,791	657,578	665,369
Construction	-	-	-	-	13,607	13,607
Total commercial real estate loans	1,133	-	6,658	7,791	671,185	678,976

Consumer loans
Automobile financing	194	81	78	353	19,511	19,864
Credit card	1,459	337	132	1,928	77,030	78,958
Overdrafts	-	-	538	538	12,377	12,915
Other consumer	832	979	1,231	3,042	113,042	116,084
Total consumer loans	2,485	1,397	1,979	5,861	221,960	227,821

Residential mortgage loans	40,793	8,911	65,343	115,047	2,418,993	2,534,040

Total gross loans	44,422	10,322	74,613	129,357	3,920,100	4,049,457

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Loans’ Credit Quality

The four credit quality classifications set out in the following tables (which excludes purchased credit-impaired loans) are defined below and describe the credit quality of the Bank’s lending portfolio. These classifications each encompass a range of more granular, internal credit rating grades assigned.

A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed.

A special mention loan shall mean a loan under close monitoring by the Bank’s management. Loans in this category are currently protected and still performing (current with respect to interest and principal payments), but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted.

A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or when principal or interest is 90 days past due and for residential mortgage loans which are not well secured and in the process of collection.

30 September 2016	Pass	Special mention	Substandard	Non-accrual	Total gross recorded investments
Commercial loans
Government	305,115	313	9,375	-	314,803
Commercial and industrial	306,497	4,245	1,157	607	312,506
Commercial overdrafts	26,044	1,610	245	8	27,907
Total commercial loans	637,656	6,168	10,777	615	655,216

Commercial real estate loans
Commercial mortgage	510,694	76,971	2,386	16,469	606,520
Construction	30,548	-	-	-	30,548
Total commercial real estate loans	541,242	76,971	2,386	16,469	637,068

Consumer loans
Automobile financing	19,349	325	27	330	20,031
Credit card	78,656	-	237	-	78,893
Overdrafts	7,883	111	12	7	8,013
Other consumer	95,507	1,571	916	958	98,952
Total consumer loans	201,395	2,007	1,192	1,295	205,889

Residential mortgage loans	2,239,786	40,696	59,426	46,995	2,386,903

Total gross recorded loans	3,620,079	125,842	73,781	65,374	3,885,076

31 December 2015	Pass	Special mention	Substandard	Non-accrual	Total gross recorded investments
Commercial loans
Government	213,928	11,250	-	-	225,178
Commercial and industrial	333,853	4,133	4,106	617	342,709
Commercial overdrafts	36,017	4,493	197	26	40,733
Total commercial loans	583,798	19,876	4,303	643	608,620

Commercial real estate loans
Commercial mortgage	542,195	86,285	26,629	10,260	665,369
Construction	13,607	-	-	-	13,607
Total commercial real estate loans	555,802	86,285	26,629	10,260	678,976

Consumer loans
Automobile financing	19,378	388	-	98	19,864
Credit card	78,826	-	132	-	78,958
Overdrafts	11,618	54	1,232	11	12,915
Other consumer	112,426	1,308	1,056	1,294	116,084
Total consumer loans	222,248	1,750	2,420	1,403	227,821

Residential mortgage loans	2,391,723	42,578	46,793	52,946	2,534,040

Total gross recorded loans	3,753,571	150,489	80,145	65,252	4,049,457

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Evaluation of Loans For Impairment	30 September 2016		31 December 2015
	Individually evaluated	Collectively evaluated	Individually evaluated	Collectively evaluated
Commercial	11,551	643,665	13,607	595,013
Commercial real estate	32,534	604,534	38,019	640,957
Consumer	1,730	204,159	1,882	225,939
Residential mortgage	116,985	2,269,918	116,176	2,417,864
Total gross loans	162,800	3,722,276	169,684	3,879,773

Changes in General and Specific Allowances For Credit Losses	Nine months ended 30 September 2016
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of period	8,723	6,512	2,763	31,304	49,302
Provision taken (released)	1,945	2,155	(376)	1,547	5,271
Recoveries	72	12	989	67	1,140
Charge-offs	(133)	(1,774)	(1,160)	(3,040)	(6,107)
Other	(22)	(148)	(62)	(180)	(412)
Allowances at end of period	10,585	6,757	2,154	29,698	49,194
Allowances at end of period: individually evaluated for impairment	590	3,352	274	11,567	15,783
Allowances at end of period: collectively evaluated for impairment	9,995	3,405	1,880	18,131	33,411

	Nine months ended 30 September 2015
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Allowances at beginning of period	7,831	5,920	2,797	30,934	47,482
Provision taken	(719)	1,398	97	2,319	3,095
Recoveries	774	242	1,121	86	2,223
Charge-offs	(149)	(511)	(1,567)	(2,241)	(4,468)
Other	(9)	(49)	(22)	(22)	(102)
Allowances at end of period	7,728	7,000	2,426	31,076	48,230
Allowances at end of period: individually evaluated for impairment	570	3,103	359	15,954	19,986
Allowances at end of period: collectively evaluated for impairment	7,158	3,897	2,067	15,122	28,244

Non-Performing Loans (excluding purchased credit-impaired loans)	30 September 2016			31 December 2015
	Non-accrual	Past due more than 90 days and accruing	Total non- performing loans	Non-accrual	Past due more than 90 days and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	607	21	628	617	-	617
Commercial overdrafts	8	-	8	26	10	36
Total commercial loans	615	21	636	643	10	653

Commercial real estate loans
Commercial mortgage	16,469	671	17,140	10,260	737	10,997

Consumer loans
Automobile financing	330	-	330	98	-	98
Credit card	-	237	237	-	132	132
Overdrafts	7	-	7	11	527	538
Other consumer	958	430	1,388	1,294	85	1,379
Total consumer loans	1,295	667	1,962	1,403	744	2,147

Residential mortgage loans	46,995	16,270	63,265	52,946	12,760	65,706

Total non-performing loans	65,374	17,629	83,003	65,252	14,251	79,503

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Impaired Loans (excluding purchased credit-impaired loans)

A loan is considered to be impaired when, based on current information and events, the Bank determines that it will not be able to collect all amounts due according to the original loan contract, including scheduled interest payments. Impaired loans include all non-accrual loans and all loans modified in a troubled debt restructuring (‘‘TDR’’) even if full collectability is expected following the restructuring. During the nine months ended 30 September 2016, the amount of gross interest income that would have been recorded had impaired loans been current was $1.8 million (30 September 2015: $2.8 million).

	Impaired loans with an allowance			Gross recorded	Total impaired loans
30 September 2016	Gross recorded investment	Specific allowance	Net loans	investment of impaired loans without an allowance	Gross recorded investment	Specific allowance	Net loans
Commercial loans
Commercial and industrial	590	(590)	-	1,068	1,658	(590)	1,068
Commercial overdrafts	-	-	-	8	8	-	8
Total commercial loans	590	(590)	-	1,076	1,666	(590)	1,076

Commercial real estate loans
Commercial mortgage	12,730	(3,352)	9,378	5,454	18,184	(3,352)	14,832

Consumer loans
Automobile financing	157	(75)	82	173	330	(75)	255
Overdrafts	-	-	-	7	7	-	7
Other consumer	199	(199)	-	759	958	(199)	759
Total consumer loans	356	(274)	82	939	1,295	(274)	1,021

Residential mortgage loans	33,832	(11,433)	22,399	51,654	85,486	(11,433)	74,053

Total impaired loans	47,508	(15,649)	31,859	59,123	106,631	(15,649)	90,982

Specific allowance excludes $0.1 million recognized relating to purchased credit-impaired loans.

	Impaired loans with an allowance			Gross recorded	Total impaired loans
31 December 2015	Gross recorded investment	Specific allowance	Net loans	investment of impaired loans without an allowance	Gross recorded investment	Specific allowance	Net loans
Commercial loans
Commercial and industrial	599	(590)	9	1,096	1,695	(590)	1,105
Commercial overdrafts	-	-	-	26	26	-	26
Total commercial loans	599	(590)	9	1,122	1,721	(590)	1,131

Commercial real estate loans
Commercial mortgage	6,127	(2,951)	3,176	17,198	23,325	(2,951)	20,374

Consumer loans
Automobile financing	-	-	-	98	98	-	98
Overdrafts	-	-	-	11	11	-	11
Other consumer	366	(274)	92	1,008	1,374	(274)	1,100
Total consumer loans	366	(274)	92	1,117	1,483	(274)	1,209

Residential mortgage loans	42,145	(15,290)	26,855	39,283	81,428	(15,290)	66,138

Total impaired loans	49,237	(19,105)	30,132	58,720	107,957	(19,105)	88,852

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Average Impaired Loan Balances and Related Recognised Interest Income	30 September 2016		31 December 2015
	Average gross recorded investment	Interest income recognised¹	Average gross recorded investment	Interest income recognised¹
Commercial loans
Commercial and industrial	1,677	49	1,214	-
Commercial overdrafts	17	-	66	-
Total commercial loans	1,694	49	1,280	-

Commercial real estate loans
Commercial mortgage	20,755	207	28,612	311

Consumer loans
Automobile financing	214	-	137	-
Overdrafts	9	-	27	-
Other consumer	1,166	-	1,617	2
Total consumer loans	1,389	-	1,781	2

Residential mortgage loans	83,457	1,718	78,433	1,442

Total impaired loans	107,295	1,974	110,106	1,755

¹ All interest income recognised on impaired loans relate to loans previously modified in a TDR.

Loans Modified in a TDR

As at 30 September 2016, the Bank had two loans that were modified in a TDR during the preceding 12 months that subsequently defaulted (i.e. 90 days or more past due following a modification) with a recorded investment of $1.2 million. As at 30 September 2015, one loan which was formerly a residential mortgage was modified in a TDR during the preceding 12 months that subsequently defaulted with a recorded investment of $0.8 million.

	Nine months ended 30 September 2016				Nine months ended 30 September 2015
TDRs entered into during the period	Number of contracts	Pre- modification recorded investment	Modification: Interest capitalisation	Post- modification recorded investment	Number of contracts	Pre- modification recorded investment	Modification: Interest capitalisation	Post- modification recorded investment
Residential mortgage loans	16	9,722	81	9,803	9	6,783	283	7,066
Total loans modified in a TDR	16	9,722	81	9,803	9	6,783	283	7,066

	30 September 2016		31 December 2015
TDRs outstanding	Accrual	Non-accrual	Accrual	Non-accrual
Commercial loans	1,051	-	1,078	-
Commercial real estate loans	1,715	12,567	13,065	1,608
Consumer loans	-	-	80	-
Residential mortgage loans	38,491	6,004	28,482	7,175
Total loans modified in a TDR	41,257	18,571	42,705	8,783

Purchased Credit-Impaired Loans

The Bank acquired certain credit-impaired loans as part of the 7 November 2014 acquisition of substantially all retail loans of HSBC Bank (Cayman) Limited. The accretable difference (or “accretable yield”) represents the excess of a loan’s cash flows expected to be collected over the loan’s carrying amount.

	Nine months ended				Year ended
	30 September 2016				31 December 2015
	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount	Contractual principal	Non-accretable difference	Accretable difference	Carrying amount
Balance at beginning of period	8,709	(2,248)	(631)	5,830	11,020	(3,804)	-	7,216
Advances and increases in cash flows expected to be collected	54	(4)	13	63	150	631	(631)	150
Reductions resulting from repayments	(450)	215	2	(233)	(1,554)	-	107	(1,447)
Reductions resulting from changes in allowances for credit losses	-	(134)	-	(134)	-	-	-	-
Reductions resulting from charge-offs	(395)	395	-	-	(907)	818	-	(89)
Accretion	-	(208)	208	-	-	107	(107)	-
Balance at end of period	7,918	(1,984)	(408)	5,526	8,709	(2,248)	(631)	5,830

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 7: Credit risk concentrations

Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank’s commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

The following tables summarise the credit exposure of the Bank by business sector and by geographic region. The on-balance sheet exposure amounts disclosed are net of specific allowances and the off-balance sheet exposure amounts disclosed are gross of collateral held.

	30 September 2016			31 December 2015
Business sector	Loans	Off-balance sheet	Total credit exposure	Loans	Off-balance sheet	Total credit exposure
Banks and financial services	313,480	382,411	695,891	243,776	320,934	564,710
Commercial and merchandising	246,447	93,650	340,097	230,376	107,545	337,921
Governments	315,239	4,044	319,283	223,699	102,782	326,481
Individuals	2,382,319	71,413	2,453,732	2,532,209	95,956	2,628,165
Primary industry and manufacturing	26,421	664	27,085	36,299	978	37,277
Real estate	439,988	17,716	457,704	632,548	15,891	648,439
Hospitality industry	139,619	7,682	147,301	125,471	14,854	140,325
Transport and communication	5,780	-	5,780	5,974	-	5,974
Sub-total	3,869,293	577,580	4,446,873	4,030,352	658,940	4,689,292
General allowance	(33,411)	-	(33,411)	(30,197)	-	(30,197)
Total	3,835,882	577,580	4,413,462	4,000,155	658,940	4,659,095

	30 September 2016				31 December 2015
Geographic region	Cash due from banks, reverse repurchase agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash due from banks, reverse repurchase agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Australia	31,072	-	-	31,072	14,187	-	-	14,187
Barbados	-	9,375	-	9,375	-	11,250	-	11,250
Belgium	2,732	-	-	2,732	3,352	-	-	3,352
Bermuda	26,998	2,314,898	265,981	2,607,877	22,009	2,269,635	371,687	2,663,331
Canada	223,998	-	-	223,998	145,037	-	-	145,037
Cayman	25,750	716,611	235,346	977,707	119,086	713,468	207,139	1,039,693
Guernsey	-	499,936	68,500	568,436	1	434,531	53,750	488,282
Japan	40,166	-	-	40,166	23,424	-	-	23,424
New Zealand	1,400	-	-	1,400	999	-	-	999
Norway	17,301	-	-	17,301	289	-	-	289
Saint Lucia	-	65,433	-	65,433	-	65,285	-	65,285
Sweden	1,359	-	-	1,359	3,659	-	-	3,659
Switzerland	3,809	-	-	3,809	3,905	-	-	3,905
The Bahamas	2,994	25,551	-	28,545	3,196	28,736	-	31,932
United Kingdom	1,168,927	237,489	7,753	1,414,169	1,198,088	507,447	26,364	1,731,899
United States	1,118,866	-	-	1,118,866	1,161,106	-	-	1,161,106
Other	278	-	-	278	34	-	-	34
Sub-total	2,665,650	3,869,293	577,580	7,112,523	2,698,372	4,030,352	658,940	7,387,664
General allowance	-	(33,411)	-	(33,411)	-	(30,197)	-	(30,197)
Total	2,665,650	3,835,882	577,580	7,079,112	2,698,372	4,000,155	658,940	7,357,467

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 8: Customer deposits and deposits from banks

By Maturity

	Demand			Term
30 September 2016	Non-interest bearing	Interest bearing	Total demand deposits	Within 3 months	3 to 6 months	6 to 12 months	After 12 months	Total term deposits	Total deposits

Customers
Bermuda
Demand or less than $100k¹	1,591,159	2,998,131	4,589,290	12,819	7,904	7,769	15,848	44,340	4,633,630
Term - $100k or more	N/A	N/A	-	877,825	49,769	44,508	49,880	1,021,982	1,021,982
Total Bermuda	1,591,159	2,998,131	4,589,290	890,644	57,673	52,277	65,728	1,066,322	5,655,612

Non-Bermuda
Demand or less than $100k	537,091	2,876,980	3,414,071	21,531	3,309	4,052	811	29,703	3,443,774
Term and $100k or more	N/A	N/A	-	413,323	99,060	37,289	8,183	557,855	557,855
Total non-Bermuda	537,091	2,876,980	3,414,071	434,854	102,369	41,341	8,994	587,558	4,001,629

Total customer deposits	2,128,250	5,875,111	8,003,361	1,325,498	160,042	93,618	74,722	1,653,880	9,657,241

Banks
Bermuda
Demand or less than $100k	227	-	227	13	-	-	-	13	240

Non-Bermuda
Demand or less than $100k	-	6,022	6,022	20	-	-	-	20	6,042
Term and $100k or more	N/A	N/A	-	3,444	-	100	-	3,544	3,544
Total non-Bermuda	-	6,022	6,022	3,464	-	100	-	3,564	9,586

Total bank deposits	227	6,022	6,249	3,477	-	100	-	3,577	9,826

Total deposits	2,128,477	5,881,133	8,009,610	1,328,975	160,042	93,718	74,722	1,657,457	9,667,067

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

	Demand			Term
31 December 2015	Non-interest bearing	Interest bearing	Total demand deposits	Within 3 months	3 to 6 months	6 to 12 months	After 12 months	Total term deposits	Total deposits

Customers
Bermuda
Demand or less than $100k¹	1,348,878	2,390,952	3,739,830	15,902	4,757	10,035	15,881	46,575	3,786,405
Term - $100k or more	N/A	N/A	-	329,433	37,925	64,943	53,002	485,303	485,303
Total Bermuda	1,348,878	2,390,952	3,739,830	345,335	42,682	74,978	68,883	531,878	4,271,708

Non-Bermuda
Demand or less than $100k	532,867	3,381,946	3,914,813	22,878	6,714	4,238	376	34,206	3,949,019
Term and $100k or more	N/A	N/A	-	616,442	246,989	74,030	9,480	946,941	946,941
Total non-Bermuda	532,867	3,381,946	3,914,813	639,320	253,703	78,268	9,856	981,147	4,895,960

Total customer deposits	1,881,745	5,772,898	7,654,643	984,655	296,385	153,246	78,739	1,513,025	9,167,668

Banks
Bermuda
Demand or less than $100k	403	-	403	-	-	-	-	-	403

Non-Bermuda
Demand or less than $100k	-	10,176	10,176	-	-	-	-	-	10,176
Term and $100k or more	N/A	N/A	-	3,899	-	-	-	3,899	3,899
Total non-Bermuda	-	10,176	10,176	3,899	-	-	-	3,899	14,075

Total bank deposits	403	10,176	10,579	3,899	-	-	-	3,899	14,478

Total deposits	1,882,148	5,783,074	7,665,222	988,554	296,385	153,246	78,739	1,516,924	9,182,146

¹ As at 30 September 2016, $150 million (31 December 2015: $175 million) of the Demand deposits - Interest bearing bear a special negligible interest rate. The weighted-average interest rate on interest-bearing demand deposits as at 30 September 2016 is 0.07% (31 December 2015: 0.10%).

By Type and Segment	30 September 2016			31 December 2015
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda
Customers	4,589,290	1,066,322	5,655,612	3,739,829	531,877	4,271,706
Banks	227	13	240	403	-	403
Cayman
Customers	2,490,904	385,414	2,876,318	2,596,642	416,489	3,013,131
Banks	5,691	3,564	9,255	9,365	3,899	13,264
Guernsey
Customers	890,030	195,223	1,085,253	996,343	248,866	1,245,209
Banks	187	-	187	669	-	669
The Bahamas
Customers	33,137	6,921	40,058	36,078	3,602	39,680
United Kingdom
Customers	-	-	-	285,751	312,191	597,942
Banks	144	-	144	142	-	142
Total Customers	8,003,361	1,653,880	9,657,241	7,654,643	1,513,025	9,167,668
Total Banks	6,249	3,577	9,826	10,579	3,899	14,478
Total deposits	8,009,610	1,657,457	9,667,067	7,665,222	1,516,924	9,182,146

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 9: Employee benefit plans

The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The expense related to these plans is included in the consolidated statements of operations under Salaries and other employee benefits. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries.

The Bank includes an estimate of the 2016 Bank contribution and estimated benefit payments for the next ten years under the pension and post-retirement plans in its financial statements for the year-ended 31 December 2015. During the nine months ended 30 September 2016, there have been no material revisions to these estimates.

	Three months ended		Nine months ended
	30 September 2016	30 September 2015	30 September 2016	30 September 2015
Defined benefit pension expense (income)
Interest cost	1,439	1,854	4,421	5,553
Expected return on plan assets	(2,221)	(2,358)	(6,819)	(7,064)
Amortisation of net actuarial loss	426	638	1,277	1,132
Total defined benefit pension expense (income)	(356)	134	(1,121)	(379)

Post-retirement medical benefit expense (income)
Service cost	30	85	89	256
Interest cost	1,198	1,186	3,594	3,559
Amortisation of net actuarial losses	682	836	2,048	2,510
Amortisation of prior service credit	(1,585)	(1,585)	(4,757)	(4,757)
Total post-retirement medical benefit expense (income)	325	522	974	1,568

Note 10: Credit related arrangements, repurchase agreements and commitments

Credit-Related Arrangements

Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, whilst the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee is generally represented by deposits with the Bank or a charge over assets held in mutual funds.

The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognised in income proportionately over the life of the credit agreements. The following table presents the outstanding financial guarantees. Collateral is shown at estimated market value less selling cost. Where the collateral is cash, it is shown gross including accrued income.

	30 September 2016			31 December 2015
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	267,632	267,268	364	258,851	257,200	1,651
Letters of guarantee	5,835	5,796	39	9,137	8,418	719
Total	273,467	273,064	403	267,988	265,618	2,370

Commitments

The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank’s commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for possible loan losses.

The Bank has a facility by one of its custodians, whereby the Bank may offer up to US$200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilised facility. At 30 September 2016, $138.2 million (31 December 2015: $123.7 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	30 September 2016	31 December 2015
Commitments to extend credit	303,640	390,497
Documentary and commercial letters of credit	473	455
Total unfunded commitments to extend credit	304,113	390,952

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Repurchase agreements

The Bank utilizes repurchase agreements and reverse repurchase agreements to manage liquidity. The risks of these transactions include changes in the fair value in the securities posted or received as collateral and other credit related events. The Bank manages these risks by ensuring that the collaterals involved are appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.

As at 30 September 2016, the Bank had six open position (31 December 2015: nil) in reverse repurchase agreement with a remaining maturity of less than 30 days involving pools of mortgages issued by US federal agencies. The amortised cost of these reverse repurchase agreements is $185.8 million and are included in securities purchased under agreement to resell on the consolidated balance sheets.

Legal Proceedings

There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank, except as noted in the following paragraphs.

As publicly announced, in November 2013, the US Attorney’s Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships. The Bank has been fully cooperating with the US authorities in their ongoing investigation. Specifically, the Bank has conducted an extensive review and account remediation exercise to determine the US tax compliance status of US person account holders. The review process and results have been shared with the US authorities.

Management believes that as of 30 September 2016, a provision of $5.5 million (31 December 2015: $4.8 million), which has been recorded, is appropriate based on the methodology used in similar settlements for other financial institutions. As the investigation remains ongoing at this time, the timing and terms of the final resolution, including any fines or penalties, remain uncertain and the financial impact to the Bank could exceed the amount of the provision. In this regard, we note that the US authorities have not approved or commented on the adequacy or reasonableness of the estimate. The provision is included on the consolidated balance sheets under other liabilities and on the consolidated statements of operations under other expenses.

Note 11: Exit cost obligations

During December 2015, the Bank agreed to commence an orderly wind down of the deposit taking and investment management businesses in the United Kingdom segment as reflected in management segment reporting described in Note 12: Segmented Information. In making this determination, the Bank considered the increasing regulatory pressure along with periods of negative profitability and made the determination that an orderly wind down of the deposit taking and investment management businesses in the United Kingdom was prudent for Butterfield as a group. The orderly wind down is expected to be completed over the next six months. The amounts expensed shown in the following table are all included in the consolidated statements of operations as “Restructuring costs” under non-interest expenses.

Related to this orderly wind down, it was determined that the core banking system utilized in the operations of the United Kingdom segment was impaired (included in premises, equipment and computer software on the consolidated balance sheets). This determination was based upon the realisable value of this software upon completion of the orderly wind-down. A total of $5.1 million was expensed in the fourth quarter of the year ended 31 December 2015 and was included in impairment of fixed assets on the consolidated statements of operations of the relevant period.

	Expense recognised by period					Amounts paid by period		Exit cost liability
	Three months ended 30 September 2016	Nine months ended 30 September 2016	Year ended 31 December 2015	Costs to be recognised in the future	Total exit costs expected to be incurred	Nine months ended 30 September 2016	Year ended 31 December 2015	As at 30 September 2016	As at 31 December 2015
Staff redundancy expenses	17	2,614	634	707	3,955	2,405	-	843	634
Professional services	446	1,939	1,549	637	4,125	2,658	-	830	1,549
Lease termination expenses	-	-	-	2,210	2,210	-	-	-	-
Other expenses	101	1,170	-	450	1,620	960	-	210	-
Total	564	5,723	2,183	4,004	11,910	6,023	-	1,883	2,183

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 12: Segmented information

The Bank is managed by its CEO on a geographic basis. The Bank’s six geographic segments are Bermuda, Cayman, Guernsey, Switzerland, The Bahamas and the United Kingdom. The geographic segments are determined based on the country’s balance sheet size and by regulatory reporting requirements in respective jurisdiction. Each region has a managing director who reports directly to the CEO. The Group CEO and the region managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the CEO. Segment results are determined based upon the Bank’s management reporting system, which assigns balance sheet and income statement items to each of the geographic segments. The process is designed around the Bank’s organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

Accounting policies of the reportable segments are the same as those described in Note 2 of the Bank’s audited financial statements for the year ended 31 December 2015. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expense. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.

Bermuda provides a full range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through five branch locations and through Internet banking, mobile banking, automated teller machines (“ATMs”) and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services. Bermuda is also the location of Bank’s head offices and accordingly, retains the unallocated corporate overhead expenses.

The Cayman segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through Internet banking, mobile banking, ATMs and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and property/auto insurance. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Cayman’s wealth management offering comprises investment management, advisory and brokerage services and Butterfield Trust (Cayman) Limited, which provides trust, estate and company management.

The Guernsey segment provides a broad range of services to private clients and financial institutions including private banking and treasury services, Internet banking, administered bank services, wealth management and fiduciary services.

The Switzerland segment provides fiduciary services. The Bahamas segment provides fiduciary and ancillary services.

The United Kingdom segment provides a broad range of services including private banking and treasury services, Internet banking and wealth management and fiduciary services to high net worth individuals and privately owned businesses. As described in Note 11, during the year-ended December 2015, the Bank agreed to commence an orderly wind down of the deposit taking and investment management businesses in the United Kingdom segment.

Total Assets by Segment	30 September 2016	31 December 2015
Bermuda	6,729,683	5,113,718
Cayman	3,253,318	3,282,319
Guernsey	1,209,344	1,391,126
Switzerland	3,414	2,713
The Bahamas	49,986	49,434
United Kingdom	160,897	788,433
Total assets before inter-segment eliminations	11,406,642	10,627,743
Less: inter-segment eliminations	(428,182)	(352,180)
Total	10,978,460	10,275,563

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

	Net interest income				Revenue
Three months ended			Provision for	Non-interest	before gains	Gains and	Total net	Total
30 September 2016	Customer	Inter- segment	credit losses	income	and losses	losses	revenue	expenses	Net income
Bermuda	40,895	465	(19)	19,285	60,626	867	61,493	48,800	12,693
Cayman	19,660	65	193	9,084	29,002	(154)	28,848	14,805	14,043
Guernsey	3,607	(95)	(655)	5,912	8,769	(59)	8,710	8,552	158
Switzerland	1	-	-	875	876	-	876	824	52
The Bahamas	13	5	-	1,112	1,130	-	1,130	1,245	(115)
United Kingdom	822	(440)	174	693	1,249	(30)	1,219	4,002	(2,783)
Total before eliminations	64,998	-	(307)	36,961	101,652	624	102,276	78,228	24,048
Inter-segment eliminations	-	-	-	(695)	(695)	-	(695)	(695)	-
Total	64,998	-	(307)	36,266	100,957	624	101,581	77,533	24,048

	Net interest income				Revenue
Three months ended			Provision for	Non-interest	before gains	Gains and	Total net	Total
30 September 2015	Customer	Inter- segment	credit losses	income	and losses	losses	revenue	expenses	Net income
Bermuda	35,937	646	(630)	15,005	50,958	206	51,164	35,942	15,222
Cayman	16,496	144	(393)	9,728	25,975	3	25,978	14,619	11,359
Guernsey	4,099	(68)	35	6,291	10,357	1,356	11,713	10,118	1,595
Switzerland	-	-	-	852	852	-	852	851	1
The Bahamas	(2)	26	-	1,304	1,328	1	1,329	1,231	98
United Kingdom	3,437	(748)	87	1,422	4,198	1,494	5,692	5,182	510
Total before eliminations	59,967	-	(901)	34,602	93,668	3,060	96,728	67,943	28,785
Inter-segment eliminations	-	-	-	(371)	(371)	-	(371)	(371)	-
Total	59,967	-	(901)	34,231	93,297	3,060	96,357	67,572	28,785

	Net interest income				Revenue
Nine months ended			Provision for	Non-interest	before gains	Gains and	Total net	Total
30 September 2016	Customer	Inter- segment	credit losses	income	and losses	losses	revenue	expenses	Net income
Bermuda	119,286	1,306	(3,786)	51,709	168,515	973	169,488	121,488	48,000
Cayman	58,008	287	(1,210)	30,344	87,429	(968)	86,461	44,950	41,511
Guernsey	10,928	(229)	(1,224)	18,806	28,281	(983)	27,298	26,498	800
Switzerland	1	-	-	2,814	2,815	-	2,815	2,535	280
The Bahamas	33	21	-	3,531	3,585	-	3,585	3,833	(248)
United Kingdom	3,414	(1,385)	949	3,463	6,441	1,194	7,635	17,396	(9,761)
Total before eliminations	191,670	-	(5,271)	110,667	297,066	216	297,282	216,700	80,582
Inter-segment eliminations	-	-	-	(1,983)	(1,983)	-	(1,983)	(1,983)	-
Total	191,670	-	(5,271)	108,684	295,083	216	295,299	214,717	80,582

	Net interest income				Revenue
Nine months ended			Provision for	Non-interest	before gains	Gains and	Total net	Total
30 September 2015	Customer	Inter- segment	credit losses	income	and losses	losses	revenue	expenses	Net income
Bermuda	105,716	2,021	(1,955)	44,316	150,098	(24)	150,074	106,664	43,410
Cayman	49,603	425	173	29,232	79,433	3	79,436	42,827	36,609
Guernsey	12,728	(337)	51	19,305	31,747	(67)	31,680	29,109	2,571
Switzerland	-	-	-	2,507	2,507	-	2,507	2,449	58
The Bahamas	(12)	86	-	3,914	3,988	1	3,989	3,790	199
United Kingdom	9,986	(2,195)	(1,364)	4,859	11,286	945	12,231	15,027	(2,796)
Total before eliminations	178,021	-	(3,095)	104,133	279,059	858	279,917	199,866	80,051
Inter-segment eliminations	-	-	-	(1,219)	(1,219)	-	(1,219)	(1,219)	-
Total	178,021	-	(3,095)	102,914	277,840	858	278,698	198,647	80,051

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 13: Derivative instruments and risk management

The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank’s derivative contracts principally involve over-the-counter (“OTC”) transactions that are privately negotiated between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Association master agreements (“ISDAs”). Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked to market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked to market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

Certain of these agreements contain credit risk-related contingent features in which the counterparty has the option to accelerate cash settlement of the Bank’s net derivative liabilities with the counterparty in the event the Bank’s credit rating falls below specified levels or the liabilities reach certain levels.

All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheets at fair value within other assets or other liabilities. These amounts include the effect of netting. The accounting for changes in the fair value of a derivative in the consolidated statements of operations depends on whether the contract has been designated as a hedge and qualifies for hedge accounting.

Notional Amounts

The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

Fair Value

Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity or commodity prices or indices change. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. Market risk is managed within clearly defined parameters as prescribed by senior management of the Bank. The fair value is defined as the profit or loss associated with replacing the derivative contracts at prevailing market prices.

Risk Management Derivatives

The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimise significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank’s risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise fair value hedges, net investments hedges and derivatives not formally designated as hedges as described below.

Fair value hedges include consist of designated interest rate swaps and are used to minimise the Bank’s exposure to changes in the fair value of assets and liabilities due to movements in interest rates. The Bank previously entered into interest rate swaps to convert its fixed-rate long-term loans to floating-rate loans, and convert fixed-rate deposits to floating-rate deposits. During the year ended 31 December 2011, the Bank cancelled its interest rate swaps designated as fair value hedges of loans receivable and therefore discontinued hedge accounting for these financial instruments. The fair value attributable to the hedged loans are accounted for prospectively and are being amortised to net income over the remaining life of each individual loan using the effective interest method.

Net investment hedges includes designated currency swaps and qualifying non-derivative instruments and are used to minimise the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognised in AOCL consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimise the risk of hedge ineffectiveness.

For derivatives designated as net investment hedges, the Bank follows the method based on changes in spot exchange rates. Accordingly:

- The change in the fair value of the derivative instrument that is reported in AOCL (i.e. the effective portion) is determined by the changes in spot exchange rates.

- The change in the fair value of the derivative instrument attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of the hedge ineffectiveness and that difference is reported directly in the consolidated statements of operations under foreign exchange revenue.

Amounts recorded in AOCL are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

For foreign-currency-denominated debt instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary.

Derivatives not formally designated as hedges are entered into to manage the interest rate risk of fixed rate deposits and foreign exchange risk of the Banks’ exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognised in foreign exchange income.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Client service derivatives

The Bank enters into foreign exchange contracts and interest rate caps primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognised in foreign exchange income.

The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. Fair value of derivatives is recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

The following table shows the notional amounts and related fair value measurements of derivative instruments as at the balance sheet date:

30 September 2016	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	1	64,900	12,346	-	12,346
Derivatives not formally designated as hedging instruments	Currency swaps	12	559,898	7,177	(644)	6,533
Subtotal risk management derivatives			624,798	19,523	(644)	18,879

Client services derivatives	Spot and forward foreign exchange	150	2,422,807	7,207	(6,713)	494

Total derivative instruments			3,047,605	26,730	(7,357)	19,373

31 December 2015	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	1	77,670	4,122	-	4,122
Derivatives not formally designated as hedging instruments	Currency swaps	4	77,881	273	(95)	178
Subtotal risk management derivatives			155,551	4,395	(95)	4,300

Client services derivatives	Spot and forward foreign exchange	128	2,572,525	16,426	(15,961)	465

Total derivative instruments			2,728,076	20,821	(16,056)	4,765

In addition to the above, as at 30 September 2016 foreign denominated deposits of $38.2 million (31 December 2015: $39.4 million), were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

The Bank also elected not to offset certain derivative assets or liabilities and all collaterals received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

		Less: offset applied	Net fair value	Less: positions not offset in the consolidated balance sheets
30 September 2016	Gross fair value recognised	under master netting agreements	presented in the consolidated balance sheets	Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	26,730	(1,556)	25,174	-	(57)	25,117

Derivative liabilities
Spot and forward foreign exchange and currency swaps	7,357	(1,556)	5,801	-	(54)	5,747
Net positive fair value			19,373

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

		Less: offset applied	Net fair value	Less: positions not offset in the consolidated balance sheets
31 December 2015	Gross fair value recognised	under master netting agreements	presented in the consolidated balance sheets	Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	20,821	(7,127)	13,694	(78)	(232)	13,384

Derivative liabilities
Spot and forward foreign exchange and currency swaps	16,056	(7,127)	8,929	(78)	(148)	8,703
Net positive fair value			4,765

The following tables shows the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding:

		Three months ended		Nine months ended
Derivative instrument	Consolidated statements of operations line item	30 September 2016	30 September 2015	30 September 2016	30 September 2015
Spot and forward foreign exchange	Foreign exchange revenue	(22)	872	30	(7)
Currency swaps, not designated as hedge	Foreign exchange revenue	(2,753)	(789)	6,355	643
Currency swaps (net investment hedge)	Foreign exchange revenue	(57)	3,626	512	3,456
Total net gains (losses) recognised in net income		(2,832)	3,709	6,897	4,092

Derivative instrument	Consolidated statements of comprehensive income line item	30 September 2016	30 September 2015	30 September 2016	30 September 2015
Currency swaps (net investment hedge)	Net change in unrealised gains and losses on translation of net investment in foreign operations	1,310	4,559	7,712	3,492
Total net gains recognised in comprehensive income		1,310	4,559	7,712	3,492

Note 14: Fair value measurements

The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2 of the Bank’s audited financial statements for the year ended 31 December 2015.

Management reviews the price of each security monthly, comparing market values to expectations and to the prior month’s price. Management’s expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by the Group Asset and Liability Committee.

Financial instruments in Level 1 include actively traded redeemable mutual funds.

Financial instruments in Level 2 include corporate bonds, mortgage-backed securities and other asset-backed securities, forward foreign exchange contracts and mutual funds not actively traded.

Financial instruments in Level 3 include asset-backed securities for which the market is relatively illiquid and for which information about actual trading prices is not readily available.

There were no transfers between Level 1 and Level 2 during the nine months ended 30 September 2016 and the year ended 31 December 2015.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

	30 September 2016				31 December 2015
	Fair value			Total carrying	Fair value			Total carrying
				amount /				amount /
	Level 1	Level 2	Level 3	fair value	Level 1	Level 2	Level 3	fair value

Items that are recognised at fair value on a recurring basis:
Financial assets
Trading investments
US government and federal agencies	-	-	-	-	-	279,343	-	279,343
Non-US governments debt securities	-	-	-	-	-	7,489	-	7,489
Asset-backed securities - Student loans	-	-	-	-	-	28,285	-	28,285
Mutual funds	6,151	257	-	6,408	5,903	279	-	6,182
Total trading	6,151	257	-	6,408	5,903	315,396	-	321,299

Available-for-sale investments
US government and federal agencies	-	2,385,385	-	2,385,385	-	1,404,499	-	1,404,499
Non-US governments debt securities	-	27,768	-	27,768	-	29,575	-	29,575
Corporate debt securities	-	520,971	-	520,971	-	506,144	-	506,144
Asset-backed securities - Student loans	-	-	12,360	12,360	-	-	12,161	12,161
Commercial mortgage-backed securities	-	155,360	-	155,360	-	148,726	-	148,726
Residential mortgage-backed securities	-	221,196	-	221,196	-	100,244	-	100,244
Total available-for-sale	-	3,310,680	12,360	3,323,040	-	2,189,188	12,161	2,201,349

Other assets - Derivatives	-	25,174	-	25,174	-	13,694	-	13,694

Financial liabilities
Other liabilities - Derivatives	-	5,801	-	5,801	-	8,929	-	8,929

Level 3 Reconciliation

The Level 3 Asset-backed securities - Student loans is a federal family education loan programme guaranteed student loan security and is valued using a non-binding broker quote. The fair value provided by the broker is based on the last trading price of similar securities but as the market for the security is illiquid, a Level 2 classification is not supported.

Significant increases (decreases) in any of the preceding inputs in isolation could result in a significantly different fair value measurement. Generally a change in assumption used for the probability of defaults is accompanied by a directionally similar change in the assumption used for the loss severity.

	30 September 2016	31 December 2015
	Available- for-sale investments	Available- for-sale investments
Carrying amount at beginning of period	12,161	12,226
Realised and unrealised gains (losses) recognised in other comprehensive income	199	(65)
Carrying amount at end of period	12,360	12,161

Items Other Than Those Recognised at Fair Value on a Recurring Basis:

		30 September 2016			31 December 2015
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash due from banks	Level 1	1,484,789	1,484,789	-	2,288,890	2,288,890	-
Securities purchased under agreement to resell	Level 1	185,779	185,779	-	-	-	-
Short-term investments	Level 1	995,082	995,082	-	409,482	409,482	-
Investments held-to-maturity	Level 2	784,558	809,303	24,745	701,282	701,495	213
Loans, net of allowance for credit losses	Level 2	3,835,882	3,832,448	(3,434)	4,000,155	3,996,443	(3,712)
Other real estate owned¹	Level 2	6,367	6,367	-	11,206	11,206	-

Financial liabilities
Customer deposits
Demand deposits	Level 2	8,003,361	8,003,361	-	7,654,643	7,654,643	-
Term deposits	Level 2	1,653,880	1,654,949	(1,069)	1,513,025	1,514,126	(1,101)
Deposits from banks	Level 2	9,826	9,826	-	14,478	14,478	-
Contingent payments for business acquisitions	Level 2	1,404	1,404	-	-	-	-
Long-term debt	Level 2	117,000	118,366	(1,366)	117,000	116,606	394

¹ The current carrying value of OREO is adjusted to fair value only when there is devaluation below carrying value.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 15: Interest rate risk

The following tables set out the assets, liabilities and shareholders’ equity and off-balance sheet instruments on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank’s interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may pre-pay earlier, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

30 September 2016	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	1,389	-	-	-	-	96	1,485
Securities purchased under agreement to resell	186	-	-	-	-	-	186
Short-term investments	940	51	4	-	-	-	995
Investments	1,385	22	30	763	1,908	6	4,114
Loans	3,351	323	27	81	39	15	3,836
Other assets	-	-	-	-	-	362	362
Total assets	7,251	396	61	844	1,947	479	10,978

Liabilities and shareholders’ equity
Shareholders’ equity	-	-	-	-	-	965	965
Demand deposits	5,882	-	-	-	-	2,128	8,010
Term deposits	1,328	160	94	75	-	-	1,657
Other liabilities	-	-	-	-	-	229	229
Long-term debt	92	-	-	25	-	-	117
Total liabilities and shareholders’ equity	7,302	160	94	100	-	3,322	10,978

Interest rate sensitivity gap	(51)	236	(33)	744	1,947	(2,843)	-
Cumulative interest rate sensitivity gap	(51)	185	152	896	2,843	-	-

31 December 2015	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash due from banks	2,178	-	-	-	-	111	2,289
Short-term investments	117	291	1	-	-	-	409
Investments	871	79	19	620	1,629	6	3,224
Loans	3,735	84	53	67	47	14	4,000
Other assets	-	-	-	-	-	354	354
Total assets	6,901	454	73	687	1,676	485	10,276

Liabilities and shareholders’ equity
Shareholders’ equity	-	-	-	-	-	750	750
Demand deposits	5,783	-	-	-	-	1,882	7,665
Term deposits	989	296	153	79	-	-	1,517
Other liabilities	-	-	-	-	-	227	227
Long-term debt	92	-	-	25	-	-	117
Total liabilities and shareholders’ equity	6,864	296	153	104	-	2,859	10,276

Interest rate sensitivity gap	37	158	(80)	583	1,676	(2,374)	-
Cumulative interest rate sensitivity gap	37	195	115	698	2,374	-	-

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 16: Earnings per share

Earnings per share have been calculated using the weighted average number of common shares outstanding during the period after deduction of the shares held as treasury stock. The dilutive effect of share-based compensation plans was calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding shares, using the average market price of the Bank’s shares for the year. Numbers of shares are expressed in thousands.

Prior to their conversion into common shares on 31 March 2015, outstanding contingent value convertible preference (“CVCP”) shares were classified as participating securities as they were entitled to dividends declared to common shareholders on a 1:1 basis and were therefore included in the basic earnings per share calculation.

During the nine months ended 30 September 2016, options to purchase an average of 2.7 million (30 September 2015: 2.6 million) shares of common stock, were outstanding. During the nine months ended 30 September 2016, the average number of outstanding awards of unvested common shares was 0.8 million (30 September 2015: 0.8 million). Only awards for which the sum of 1) the expense that will be recognised in the future (i.e. the unrecognised expense) and 2) its exercise price, if any, was lower than the average market price of the Bank’s common stock were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award’s unrecognised expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

Warrants issued to the Government of Bermuda in exchange for the Government’s guarantee of the preference shares, with an exercise price of $34.72 (30 September 2015: $34.72) for 0.43 million shares of common stock (30 September 2015: 0.43 million) were not included in the computation of earnings per share for the nine months ended 30 September 2016 and 2015 because the exercise price was greater than the average market price of the Bank’s common stock.

	Three months ended			Nine months ended
	30	September 2016	30 September 2015	30 September 2016	30 September 2015

Net income	24,048		28,785	80,582	80,051
Less: Preference dividends declared and guarantee fee	(4,119)		(4,114)	(12,303)	(12,300)
Less: Premium on preference share buyback	-		-	-	(28)
Net income attributable to participating shares	19,929		24,671	68,279	67,723
Less: Dividend paid on common shares	(4,675)		(4,632)	(14,025)	(20,078)
Less: Dividend paid on contingent value convertible preference shares	-		-	-	(138)
Undistributed earnings attributable for participating shares	15,254		20,039	54,254	47,507

Basic Earnings Per Share	Common stock	Common stock	CVCP	Common stock	Common stock	CVCP
Weighted average number of shares issued	48,782	47,493	-	47,889	50,606	207
Weighted average number of common shares held as treasury stock	(518)	(988)	-	(647)	(1,111)	-
Weighted average number of participating shares (in thousands)	48,264	46,505	-	47,242	49,495	207

Allocation of undistributed earnings - Basic	15,254	20,039	-	54,254	47,309	198

Distributed earnings per share	0.10	0.10	-	0.30	0.40	0.20
Undistributed earnings per share	0.31	0.43	-	1.15	0.96	0.96
Basic Earnings Per Share	0.41	0.53	-	1.45	1.36	1.16

Diluted Earnings Per Share	Common stock	Common stock	CVCP	Common stock	Common stock	CVCP
Adjusted weighted average number of participating shares outstanding	48,264	46,505	-	47,242	49,495	207
Net dilution impact related to options to purchase common shares	499	427	N/A	455	481	N/A
Net dilution impact related to awards of unvested common shares	275	491	N/A	346	633	N/A
Weighted average number of diluted participating shares (in thousands)	49,038	47,423	-	48,043	50,609	207

Allocation of undistributed earnings - Diluted	15,254	20,039	-	54,254	47,313	194

Distributed earnings per share	0.10	0.10	-	0.30	0.40	0.20
Undistributed earnings per share	0.31	0.42	-	1.12	0.93	0.94
Diluted Earnings Per Share	0.41	0.52	-	1.42	1.33	1.14

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 17: Share-based payments

The common shares transferred to employees under all share-based payments are either taken from the Bank’s common treasury shares or from newly issued shares. As all share-based payments are settled by the ultimate parent company, which pursuant to Bermuda law is not taxed on income. There are no income tax benefits in relation to the issue of such shares as a form of compensation.

In conjunction with the 2010 capital raise, the Board of Directors approved the 2010 Omnibus Plan (the “2010 Plan”). Under the 2010 Plan, five per cent of the Bank’s fully diluted common shares, equal to approximately 2.95 million shares, were initially available for grant to certain officers in the form of stock options or unvested shares awards. Both types of awards are detailed below. In 2012 and 2016, the Board of Directors approved an increase to the equivalent number of shares allowed to be granted under the 2010 Plan to respectively 5.0 million and 7.5 million shares.

Stock Option Awards

1997 Stock Option Plan

Prior to the capital raise on 2 March 2010, the Bank granted stock options to employees and Directors of the Bank that entitle the holder to purchase one common share at a subscription price equal to the market price on the effective date of the grant. Generally, the options granted vest 25 percent at the end of each year for four years, however as a result of the 2010 capital raise, the options granted under the Bank’s 1997 Stock Option Plan to employees became fully vested and options awarded to certain executives were surrendered.

2010 Plan

Under the 2010 Plan, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price is reduced for all special dividends declared by the Bank.

Stock option awards granted under the 2010 Plan vest based on two specific types of vesting conditions i.e., time and performance conditions, as detailed below:

Time vesting condition

50% of each option award is granted in the form of time vested options and vests 25% on each of the second, third, fourth and fifth anniversaries of the effective grant date.

In addition to the time vesting conditions noted above, the options will generally vest immediately:

• by reason of the employee’s death or disability,

• upon termination, by the Bank, of the holder’s employment, unless if in relation with the holder’s misconduct, or

• in limited circumstances and specifically approved by the Board, as stipulated in the holder’s employment contract.

In the event of the employee’s resignation, any unvested portion of the awards shall generally be forfeited and any vested portion of the options shall generally remain exercisable during the 90-day period following the termination date or, if earlier, until the expiration date, and any vested portion of the options not exercised as of the expiration of such period shall be forfeited without any consideration therefore.

Performance vesting condition

50% of each option award is granted in the form of performance options and vests (partially or fully) on a “valuation event” date (date any of the 2 March 2010 new investors transfers at least 5% of the total number of common shares or the date that there is a change in control and any of the new investors realises a predetermined multiple of invested capital (“MOIC”). On 21 September 2016, it was determined that a valuation event occurred during which a new investor realised a MOIC of more than 200% of the original invested capital of $12.09 per share and accordingly, all outstanding unvested performance options vested. Accordingly, as at 30 September 2016 the grant date fair value not yet recognised in expenses of outstanding performance options is nil (31 December 2015: $8.7 million).

Changes in Outstanding Stock Options

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value
Nine months ended 30 September 2016	1997 Plan	2010 Plan	Total	1997 Plan	2010 Plan	1997 Plan	2010 Plan	($ thousands)
Outstanding at beginning of period	218	2,607	2,825	135.20	11.60
Exercised	-	(118)	(118)	-	11.63			1,117
Forfeitures and cancellations	(102)	(4)	(106)	138.79	11.50
Resignations, retirements, redundancies	-	(27)	(27)	-	11.50
Outstanding at end of period	116	2,458	2,574	132.04	11.60	1.43	3.93	32,347
Vested and exercisable at end of period	116	2,458	2,574	132.04	11.60	1.43	3.93

	Number of shares transferable upon exercise (thousands)			Weighted average exercise price ($)		Weighted average remaining life (years)		Aggregate intrinsic value
Nine months ended 30 September 2015	1997 Plan	2010 Plan	Total	1997 Plan	2010 Plan	1997 Plan	2010 Plan	($ thousands)
Outstanding at beginning of period	353	2,678	3,031	130.65	11.70
Exercised	-	(55)	(55)	-	11.50			385
Forfeitures and cancellations	(135)	(2)	(137)	123.31	11.52
Resignations, retirements, redundancies	-	(13)	(13)	-	11.50
Outstanding at end of period	218	2,608	2,826	135.19	11.60	2.03	4.92	15,908
Vested and exercisable at end of period	218	1,231	1,449	135.19	11.64	2.03	5.19

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Unvested Share Awards

Recipients of unvested share awards are entitled to the related common shares at no cost, at the time the award vests. Recipients of unvested shares may be entitled to receive additional unvested shares having a value equal to the cash dividends that would have been paid had the unvested shares been issued and vested. Such additional unvested shares granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying unvested shares.

Unvested shares subject only to the time vesting condition generally vest upon retirement, death, disability or upon termination, by the Bank, of the holder’s employment unless if in relation with the holder’s misconduct. Unvested shares subject to both time vesting and performance vesting conditions remain outstanding and unvested upon retirement and will vest only if the performance conditions are met. Unvested shares can also vest in limited circumstances and if specifically approved by the Board, as stipulated in the holder’s employment contract. In all other circumstances, unvested shares are generally forfeited when employment ends.

Employee Deferred Incentive Plan (“EDIP”)

Under the Bank’s EDIP Plan, shares were awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Executive Long-Term Incentive Share Plan (“ELTIP”) - Years 2012 and 2011

Under the Bank’s 2012 and 2011 ELTIP, shares were awarded to Bank employees and executive management, based on predetermined vesting conditions. Two types of vesting conditions upon which the shares were awarded comprise the ELTIP: 1) 50% of each share award was granted in the form of time vested shares, generally vesting equally over a three-year period from the effective grant date; and 2) 50% of each share award was granted in the form of performance shares, generally vesting upon the achievement of certain performance targets in the three-year period from the effective grant date.

Executive Long-Term Incentive Share Plan (“ELTIP”) - Years 2016, 2015, 2014 and 2013

The 2016 ELTIP was approved on 18 February 2016. Under the Bank’s 2016, 2015, 2014 and 2013 ELTIP, performance shares were awarded to executive management. These shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date.

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)	Nine months ended
	30 September 2016		30 September 2015
	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of period	226	606	266	706
Granted	114	357	173	249
Vested (fair value in 2016: $6.9 million, 2015: $9.1 million)	(118)	(302)	(199)	(253)
Resignations, retirements, redundancies	(2)	(8)	(7)	(31)
Outstanding at end of period	220	653	233	671

Share-based Compensation Cost Recognised in Net Income	Nine months ended
	30 September 2016			30 September 2015
	Stock option plans	EDIP and ELTIP	Total	Stock option plans	EDIP and ELTIP	Total
Share-based compensation cost	8,872	4,592	13,464	391	5,159	5,550

Unrecognised Share-based Compensation Cost	30 September 2016	30 September 2015
2010 Stock Option Plan
Time vesting options	-	30
Performance vesting options	-	8,689

EDIP	2,512	2,775

ELTIP

Time vesting shares	3,255	25
Performance vesting shares	4,668	4,664
Total unrecognised expense	10,435	16,183

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 18: Share buy-back plans

The Bank initially introduced two share buy-back programmes on 1 May 2012 as a means to improve shareholder liquidity and facilitate growth in share value. Each programme was approved by the Board of Directors for a period of 12 months, in accordance with the regulations of the BSX. The BSX must be advised monthly of shares purchased pursuant to each programme.

From time to time the Bank's associates, insiders and insiders' associates as defined by the BSX regulations may sell shares which may result in such shares being repurchased pursuant to each programme, provided no more than any such person's pro-rata share of the listed securities is repurchased. Pursuant to the BSX regulations, all repurchases made by any issuer pursuant to a securities repurchase programme must be made: (1) in the open market and not by private agreement; and (2) for a price not higher than the last independent trade for a round lot of the relevant class of securities. See Note 20, in which certain large one-time share buy-backs transactions are described.

Common Share Buy-Back Programme

On 26 February 2015, the Board approved, with effect from 1 April 2015, the 2015 common share buy-back programme, authorising the purchase for treasury of up to 0.8 million common shares.

On 19 February 2016, the Board approved, with effect from 1 April 2016, the 2016 common share buy-back programme, authorising the purchase for treasury of up to 0.8 million common shares.

	Nine months ended	Year ended
Common share buy-backs	30 September 2016	2015	2014	2013	2012	Total
Acquired number of shares (to the nearest 1)	97,053	250,371	856,734	403,848	726,005	2,334,011
Average cost per common share	16.36	19.42	19.86	13.89	12.40	16.31
Total cost (in US dollars)	1,588,189	4,862,248	17,018,412	5,610,907	8,999,061	38,078,817

Preference Share Buy-Back Programme

On 26 February 2015, the Board approved, with effect from 5 May 2015, the 2015 preference share buy-back programme, authorising the purchase for cancellation of up to 5,000 preference shares.

	Nine months ended	Year ended
Preference share buy-backs	30 September 2016	2015	2014	2013	2012	Total
Acquired number of shares (to the nearest 1)	-	183	560	11,972	4,422	17,137
Average cost per preference share	-	1,151.55	1,172.26	1,230.26	1,218.40	1,224.46
Total cost (in US dollars)	-	210,734	656,465	14,728,624	5,387,777	20,983,600

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 19: Accumulated other comprehensive loss

	Unrealised (losses)			Employee benefit plans
30 September 2016	on translation of net investment in foreign operations	HTM investments	Unrealised gains (losses) on AFS investments	Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of period	(13,645)	(2,350)	(57)	(46,331)	(28,114)	(74,445)	(90,497)
Transfer of AFS investments to HTM investments	-	1,442	(1,442)	-	-	-	-
Other comprehensive income (loss), net of taxes	(5,207)	(124)	27,176	1,232	(2,709)	(1,477)	20,368
Balance at end of period	(18,852)	(1,032)	25,677	(45,099)	(30,823)	(75,922)	(70,129)

				Employee benefit plans
30 September 2015	Unrealised (losses) on translation of net investment in foreign operations	HTM investments	Unrealised gains (losses) on AFS investments	Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCL
Balance at beginning of period	(10,506)	-	9,021	(53,169)	(22,866)	(76,035)	(77,520)
Other comprehensive income (loss), net of taxes	(2,210)	-	4,718	1,228	(2,247)	(1,019)	1,489
Balance at end of period	(12,716)	-	13,739	(51,941)	(25,113)	(77,054)	(76,031)

Net Change of AOCL Components		Three months ended		Nine months ended
	Line item in the consolidated statements of operations, if any	30 September 2016	30 September 2015	30 September 2016	30 September 2015
Net unrealised gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	(2,891)	(6,755)	(19,086)	(5,718)
Gains (loss) on net investment hedge	N/A	2,121	4,880	13,879	3,508
Net change		(770)	(1,875)	(5,207)	(2,210)

Held-to-maturity investment adjustments
Net unamortised gains transferred from AFS	N/A	-	-	1,442	-
Amortisation of net losses to net income	Interest income on investments	21	-	(124)	-
Net change		21	-	1,318	-

Available-for-sale investment adjustments
Gross unrealised gains (losses)	N/A	(2,149)	21,036	27,095	4,449
Net unrealised losses transferred to HTM	N/A	-	-	(1,442)	-
Transfer of realised (gains) losses to net income	Net realised gains (losses) on AFS investments	3	-	81	269
Net change		(2,146)	21,036	25,734	4,718

Employee benefit plans adjustments
Defined benefit pension plan
Amortisation of actuarial losses	Salaries and other employee benefits	426	638	1,277	1,132
Change in deferred taxes	N/A	-	-	(140)	-
Foreign currency translation adjustments of related balances	N/A	17	277	95	96
Net change		443	915	1,232	1,228

Post-retirement healthcare plan
Amortisation of net actuarial losses	Salaries and other employee benefits	682	836	2,048	2,510
Amortisation of prior service credit	Salaries and other employee benefits	(1,585)	(1,585)	(4,757)	(4,757)
Net change		(903)	(749)	(2,709)	(2,247)

Other comprehensive income (loss), net of taxes		(3,355)	19,327	20,368	1,489

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 20: Capital structure

Authorised Capital

On 16 September 2016, the Bank began trading on the New York Stock Exchange under the ticker symbol “NTB”. The offering of 12,234,042 common shares consisted of 5,957,447 newly issued common shares sold by Butterfield and 6,276,595 common shares sold by certain selling shareholders, including 1,595,744 common shares sold by certain of the selling shareholders pursuant to the underwriters’ option to purchase additional shares, which was exercised in full prior to the closing.

On 25 July 2016, the Bank’s board of directors approved a consolidation of the existing common shares on the basis of a 10 to 1 ratio, subject to shareholder approval. As a result of this consolidation, effective 6 September 2016 upon shareholder approval, every 10 common shares of par value BM$0.01 were consolidated into 1 common share of par value BM$0.10 (the “Share Consolidation”).

In addition, as of 6 September 2016, the par value of each issued common share and each authorised but unissued common share was reduced from BM$0.10 to BM$0.01 and the authorised share capital of the Bank was correspondingly reduced from 2,000,000,000 common shares of par value BM$0.10 each, 6,000,000,000 non-voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each to 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non-voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each, without any payment by the Bank to the holders of the voting ordinary shares in respect thereof (the “Reduction in Par Value” and together with the Share Consolidation, the “Reverse Share Split”).

Immediately following the Reduction in Par Value, the Bank repurchased any and all fractions of common shares issued and outstanding following the Reduction in Par Value, from the holders thereof. All share, share-based payments and dividend information presented in these consolidated financial statements and accompanying footnotes has been retroactively adjusted to reflect the decreased number of shares resulting from this action.

Prior to the Reverse Share Split, the Bank’s total authorised share capital consisted of (i) 20 billion common shares of par value BM$0.01, (ii) 6 billion non-voting ordinary shares of par value BM$0.01; (iii) 100,200,001 preference shares of par value US$0.01 and (iv) 50 million preference shares of par value £0.01.

On 30 April 2015, Butterfield repurchased and cancelled 8,000,000 shares held by CIBC for $15.00 per share, for a total of $120 million. The remaining CIBC shareholding in Butterfield (representing 2,343,423 shares) was taken up by Carlyle Global Financial Services, L.P. at $15.00 per share and subsequently sold to other investors.

On 13 August 2015, Butterfield repurchased and cancelled 400,000 shares held by two shareholders for $14.90 per share, for a total of $5.96 million.

Preference Shares

On 22 June 2009, the Bank issued 200,000 Government guaranteed, 8.00% non-cumulative perpetual limited voting preference shares (the “preference shares”). The issuance price was US$1,000 per share. The preference share buy-backs are disclosed in Note 18: Share Buy-Back Plans.

The preference share principal and dividend payments are guaranteed by the Government of Bermuda. At any time after the expiry of the guarantee offered by the Government of Bermuda, and subject to the approval of the BMA, the Bank may redeem, in whole or in part, any preference shares at the time issued and outstanding, at a redemption price equal to the liquidation preference plus any unpaid dividends at the time.

Holders of preference shares will be entitled to receive, on each preference share only when, as and if declared by the Board of Directors, non-cumulative cash dividends at a rate per annum equal to 8.00% on the liquidation preference of US $1,000 per preference share payable quarterly in arrears. In exchange for the Government’s commitment, the Bank issued to the Government a warrant to purchase 427,960 common shares of the Bank at an exercise price of $70.10 per share. The warrant expires on 22 June 2019. Between issuance date and 30 September 2016, the warrant issued to the Government was adjusted in accordance with anti-dilution terms and as a result, as at 30 September 2016, the warrant allows for the purchase of 432,028 shares with an exercise price of $34.72 per share.

On 11 May 2010, the Bank’s Rights offering was over subscribed with the maximum allowable number of rights of 10,743,801 exercised and subsequently converted on the ratio of 0.07692 CVCP shares for each right unit exercised amounting to 826,415 CVCP shares issued. The CVCP shares have specific rights and conditions attached, which are explained in detail in the prospectus of the rights offering. On 31 March 2015, all remaining CVCP shares were converted to common shares at a ratio of 1:1.

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Dividends Declared

During the nine months ended 30 September 2016, the Bank declared cash dividends of $0.30 (30 September 2015: $0.40) for each common share and CVCP share on record (CVCP shares were all converted to common shares on 31 March 2015) as of the related record dates. During the nine months ended 30 September 2016 and 2015, the Bank declared the full 8.00% cash dividends on preference shares in each quarter.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain prior written approval from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained BMA approval for all dividends declared during the periods under review.

Regulatory Capital

Effective 1 January 2016, the Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the Bermuda Monetary Authority (“BMA”). Basel III adopts Common Equity Tier 1 (“CET1”) as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit risk and other risks. Prior to 1 January 2016, the Bank’s regulatory capital was determined in accordance with Basel II guidelines as issued by the BMA.

The Bank is fully compliant with all regulatory capital requirements and maintains capital ratios in excess of regulatory minimums as at 30 September 2016 and 31 December 2015. The following table sets forth the Bank’s capital adequacy in accordance with Basel III framework as at 30 September 2016 and Basel II framework as at 31 December 2015:

	30 September 2016 (Basel III)		31 December 2015 (Basel II)
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
Common Equity Tier 1	682,193	N/A	N/A	N/A
Tier 1 capital	865,056	N/A	699,278	N/A
Tier 2 capital	103,611	N/A	119,164	N/A
Total capital	968,667	N/A	818,442	N/A

Risk Weighted Assets	4,230,823	N/A	4,304,074	N/A

Capital Ratios (%)
Common Equity Tier 1	16.1%	8.1%	N/A	N/A
Total Tier 1	20.5%	9.6%	16.2%	4.0%
Total Capital	22.9%	11.6%	19.0%	14.5%
Leverage ratio	7.6%	5.0%	N/A	N/A

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 21: Business combinations

Bermuda Trust Company Ltd and the Private Banking Investment Management of Operations of HSBC Bank Bermuda Limited Acquisition

On 29 April 2016, the Bank and two of its subsidiaries, Butterfield Trust (Bermuda) Limited (“BTBL”) and Butterfield Asset Management Limited (“BAM”), acquired for a total purchase price of $22.0 million: 1) all outstanding shares of Bermuda Trust Company Limited (“BTCL”, a wholly–owned subsidiary of HSBC Bank Bermuda Limited (“HSBCBB”)), 2) certain assets of the asset management services operations of HSBCBB and 3) certain assets of the private banking services operations of HSBCBB. The acquisition is in line with the Bank’s growth strategy of developing core businesses in existing markets and was undertaken to add scale to the Bank capacity in these market segments where the Bank had already a significant presence and a long history.

The acquisition date fair value of consideration transferred amounted to $22.0 million comprising cash settlement of $7.0 million paid on 29 April 2016, a second payment of $2.1 million made on 6 May 2016, and contingent considerations payable in the second half of the year and evaluated at $12.4 million. The contingent considerations are dependent on the trust and asset management clients retention by BNTB before the end of the contingency period. The fair value of the contingent considerations is calculated as the present value of the amounts payable based on the assumptions that BNTB will retain all Trust and Asset management customers until the end of the related contingency period The final considerations payable may differ from the initial estimated liabilities with any changes in the liabilities recorded in other gains (losses) in the consolidated statements of operations until the liabilities are settled. The contingent considerations are included in other liabilities in the consolidated balance sheets.

The fair value of the net assets acquired and allocation of purchase is summarised as follows:

As at
29 April 2016
Total consideration transferred	21,956

Assets acquired
Intangible assets	21,621
Other assets	3,345
Total assets acquired	24,966

Liabilities acquired	3,010

Excess purchase price (goodwill)	-

The purchase price paid by the Bank was for BTCL’s net tangible value as well as intangible assets of $21.6 million in the form of customer relationships in all three segments with an estimated finite useful life of 15 years.

The Bank incurred transaction expenses related to this acquisition in the amount of $3.5 million, of which $2.5 million were expensed during the nine months ended 30 September 2016 (including $0.7 million of legal and professional fees) and $1.0 million were expensed during the year ended 31 December 2015 (including $1.0 million of legal and professional fees).

For the 3 month period ended 30 September 2016, the amount of revenues and earnings relating to the acquired HSBC Bermuda operations that are not inextricably merged into the Bank’s operations are $3.8 million and $2.0 million respectively. For the 9 month period ended 30 September 2016, the amount of revenues and earnings relating to the acquired HSBC Bermuda operations that are not inextricably merged into the Bank’s operations are $6.1 million and $3.1 million respectively.

The following selected unaudited pro forma financial information has been provided to present a summary of the combined results of the Bank and the acquired operations from HSBC Bermuda, assuming the transaction had been effected on 1 January 2015. The unaudited pro forma data is for informational purposes only and does not necessarily represent results that would have occurred if the transaction had taken place on the basis assumed above. The pro forma have been prepared based on the actual results realised by the Bank from operating the acquired activities, when such activities where not yet inextricably merged into the Bank’s operations.

	Three months ended		Nine months ended
	30 September 2016	30 September 2015	30 September 2016	30 September 2015
Total net revenue	101,581	100,044	300,215	289,759
Total non-interest operating expense	77,533	69,399	217,153	204,129
Pro forma net income post business combination	24,048	30,645	83,062	85,630

The Bank of N.T. Butterfield & Son Limited

Notes to the Consolidated Financial Statements (unaudited)

(In thousands of US dollars, unless otherwise stated)

Note 22: Related party transactions

Financing Transactions

As of 17 May 2005, the Bank established a programme to offer loans with preferential rates to eligible Bank employees, subject to certain conditions set by the Bank and provided that such employees meet certain credit criteria. Loan payments are serviced by automatically debiting the employee’s chequing or savings account with the Bank. Applications for loans are handled according to the same policies as those for the Bank’s regular retail banking clients. The Bank’s ability to offer preferential rates on loans depends upon a number of factors, including market conditions, regulations and the Bank’s overall profitability. The Bank has the right to change its employee loan policy at any time after notifying participants.

Certain Directors and Executives of the Bank, companies in which they are principal owners, and trusts in which they are involved, have loans with the Bank. Loans to Directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to Executives may be eligible to preferential rates as described in the preceding paragraph. As at 30 September 2016, related party Director and Executive loan balances were $17.8 million (31 December 2015: $63.9 million). During the nine months ended 30 September 2016, new issuance of loans to Directors and Executives were $24.8 million and repayments were $18.5 million (year ended 31 December 2015: $18.4 and $25.2 million respectively). Also, during the three months ended 30 September 2016, a Director resigned from the Board resulting in $54.3 million in loans being reclassified out of related party loans. All of these loans were considered performing loans at as 30 September 2016 and 31 December 2015.

On 27 June 2013, the Bank executed a $95 million loan agreement with an investment fund managed by a significant shareholder which provides for maturity on 30 June 2017. This loan was made in the ordinary course of business on normal commercial terms. At 30 September 2016 and 31 December 2015, nil was outstanding under this agreement. For the nine months ended 30 September 2016, nil (30 September 2015: $1.0 million) of interest income has been recognised in the consolidated statements of operations.

Capital Transaction

Investments partnerships associated with the Carlyle Group hold approximately 14% of the Bank’s equity voting power along with the right to designate two persons for nomination for election by the shareholders as members of the Bank’s Board of Directors. Prior to 30 April 2015, Canadian Imperial Bank of Commerce (“CIBC”) held approximately 19% of the Bank’s equity voting power. On 30 April 2015, the Bank completed the transaction with CIBC to repurchase for cancellation approximately 77% of CIBC’s shares for $15.00 per share, or a total of $120 million, representing 8,000,000 common shares. The remaining 23% of CIBC’s shareholding in Butterfield (representing 2.3 million shares) were acquired by Carlyle Global Financial Services, L.P. and subsequently sold to other investors.

Financial Transactions With Related Parties

The Bank holds seed investments in several Butterfield mutual funds, which are managed by a wholly-owned subsidiary of the Bank. As at 30 September 2016, these investments have a fair value of $5.0 million with an unrealized gain of $1.2 million (31 December 2015: $5.0 million and $0.9 million respectively) and were included in trading investments at their fair value. During the nine months ended 30 September 2016, the Bank earned $4.2 million (30 September 2015: $4.1 million) in asset management revenue from funds managed by a wholly-owned subsidiary of the Bank.

Note 23: Subsequent events

On 25 October 2016, the Board of Directors declared an interim dividend of $0.10 per common share to be paid on 28 November 2016 to shareholders of record on 14 November 2016. Also, on 25 October 2016, the Board of Directors declared the quarterly dividend of $20 per share on the Bank’s 8% non-cumulative perpetual voting preference shares, to be paid on 15 December 2016 to preference shareholders of record on 1 December 2016.

The Bank has performed an evaluation of subsequent events through to 25 October 2016, the date the consolidated financial statements were approved for issuance.